

Ambiq Micro 2025 Annual Report

Intelligence Everywhere

To Our Shareholders

Ambiq's mission is simple and increasingly vital: to enable intelligence everywhere through ultra-low power semiconductor solutions. At our core, we are an AI company—focused on bringing intelligence directly onto the edge devices. As AI moves rapidly from the cloud to the edge, our technology is helping lead this transition. We believe edge AI represents a defining shift for our industry, and a significant opportunity for long-term value creation.

2025 was a milestone year in our mission. Our performance reflects both share gains and the accelerating adoption of edge AI across a growing range of devices and use cases. As intelligence moves closer to where data is created, demand for ultra-low power AI solutions is increasing rapidly. This dynamic is expanding our opportunity well beyond any single end market and reinforcing our conviction that edge AI remains in its early stages, with significant growth ahead.

This momentum translated into strong financial and operational results for 2025. We delivered net sales of $72.5 million with sequential revenue growth in every quarter and the highest annual gross profit in our history. More than 80% of units shipped ran AI algorithms, reflecting broad adoption across wearables, healthcare, industrial, and smart home markets. We expanded and diversified our customer base and strengthened our design pipeline, positioning us for sustained growth as programs move into production over the next several years.

In 2025, we expanded our Apollo portfolio with new variants targeting industrial edge, smart home, and building applications, while continuing to strengthen our software ecosystem to deliver more complete, integrated solutions for intelligent, always-on devices. Together, these advancements enable our customers to bring increasingly sophisticated edge AI capabilities to market. Our progress was recognized with multiple industry awards, including TIME Best Inventions, IoT Breakthrough, Embedded Awards for AI, and Frost & Sullivan's Semiconductor Solutions for Healthcare Company of the Year.

To position Ambiq for future success we strengthened our financial position through our IPO and follow-on offerings, ending the year with the cash to execute our business plan. These resources provide us flexibility to invest in product development, software, and go-to-market expansion.

Ambiq is at the center of the shift to edge AI. Our SPOT platform enables intelligence directly where data is created and decisions are made—and we are still in the early stages of this transition.

Looking ahead to 2026, we see a clear path to continued growth. Demand remains strong, supported by new product launches, including Atomiq, deeper customer engagement, and expansion into new markets.

To capture this opportunity, we are focused on three priorities:

- **Expanding into new edge AI markets.** Adoption is broadening across use cases—from next-generation wearables to industrial and medical applications such as predictive health maintenance and real-time monitoring.

- **Advancing product innovation.** We are accelerating our Apollo and Atomiq roadmaps and increasing investments in R&D, software, and go-to-market capabilities to deliver the higher performance solutions our customers need.

- **Scaling through IP licensing.** We plan to extend SPOT into new markets such as datacenters and automotive, expanding our reach and enhancing margins over time.

These priorities position Ambiq to capitalize on strong industry tailwinds and drive sustained growth.

We are proud of our progress in 2025 and excited about the path ahead. Edge AI is a large and growing opportunity, and we believe Ambiq is well positioned to help shape its future. On behalf of the entire team, thank you for your continued support.



Fumihide Esaka
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-42766

Ambiq Micro, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**27-1911389**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6500 River Place Blvd., Building 7	
Austin, Texas	**78730**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (512) 879-2850

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.000001 par value per share	AMBQ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The Registrant completed its initial public offering and listed its Common Stock for trading on the New York Stock Exchange on July 31, 2025, therefore no shares of its common stock were traded as of the last business day of the Registrant's most recently completed second fiscal quarter.

The number of shares of Registrant's Common Stock outstanding as of March 2, 2026 was 21,262,691.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement (the "2026 Proxy Statement") relating to its annual meeting of stockholders to be held in 2026 (the "2026 Annual Meeting") to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates are incorporated herein by reference where indicated. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, such 2026 Proxy Statement shall not be deemed to be filed as a part hereof.

Table of Contents

Unless the context otherwise requires, references in this Annual Report on Form 10-K to "we," "us," "our," the "Company," "Ambiq," "AMBQ," "Ambiq Micro," "Ambiq Micro Inc." and similar references refer to Ambiq Micro, Inc. together with its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We may, in some cases, use words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the timing and success of new features, integrations, capabilities, and enhancements by us, or by our competitors to their products, including the successful integration of AI;
- our end customer relationships and our ability to retain and expand our end customer relationships and to achieve design wins;
- the success, cost, and timing of new products;
- our ability to compensate for decreases in average selling prices of our products or increases in inputs to our products;
- our ability to address market and end customer demands and to timely develop new or enhanced products to meet those demands;
- anticipated trends, challenges and growth in our business and the markets in which we operate, including pricing expectations;
- our expectations regarding our revenue, gross margin and expenses;
- the size and growth potential of the markets for our products, and our ability to serve those markets;
- plans to expand sales and marketing efforts through increased collaboration with our distributors, resellers, and contracted sales representatives;
- the loss of one or more significant end customers;
- our expectations regarding competition in our existing and new markets, including our expectations concerning our mix of revenue by geography;
- regulatory developments in the United States and foreign countries, the deterioration in economic factors arising from trade disputes and the imposition of trade sanctions or increased tariffs;
- our dependence on international operations;
- the performance of our third-party suppliers and manufacturers;
- our and our end customers' ability to respond successfully to technological or industry developments;
- the cyclical nature of the semiconductor industry;
- our ability to attract and retain key management personnel;
- intellectual property and related litigation;
- the accuracy of our estimates regarding capital requirements and needs for additional financing;
- our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
- our expectations regarding our ability to obtain, maintain, protect, and enforce intellectual property protection for our technology; and
- the potential impact of macroeconomic conditions and geopolitical conflicts, recession fears, fluctuations in global interest rates, foreign exchange volatility and inflationary pressures, on our business and the businesses of our suppliers and end customers.

These forward-looking statements reflect our management's beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this Annual Report on Form 10-K and are subject to risks and uncertainties. We discuss many of these risks in greater detail under "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this Annual Report on Form 10-K and the documents that we reference and have filed as exhibits to this Annual Report on Form 10-K, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this Annual Report on Form 10-K by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in our expectations, except as required by law.

TRADEMARKS

We use the Ambiq logo and other marks as trademarks in the United States and other countries. The Ambiq word mark and logos, SPOT, graphiqSPOT, neuralSPOT, turboSPOT, secureSPOT, Voice-on-SPOT, and VoS, among others, are registered trademarks of Ambiq Micro, Inc. Other trademarks and trade names are those of their respective owners. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, the trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ®, ™ or SM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

AMBIQ MICRO, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PART I

Item 1. Business.

Overview

We are a pioneer and leading provider of ultra-low power semiconductor solutions designed to address the significant power consumption challenges of general purpose and AI compute – especially at the edge.

Our customers rely on Ambiq to deliver AI compute closer to end users (edge environments) where power consumption challenges are the most severe. Our leading position is built upon our hardware and software innovations that deliver two to five times lower power consumption than traditional semiconductor designs. Our products power over 290 million devices today. In 2025, we estimate that over 80% of our products ran AI algorithms. We seek to drive growth in AI adoption at the edge in the personal devices, medical/healthcare, industrial edge, and smart home and building markets and continue to set new standards in edge AI performance and power efficiency. Over time, we expect to integrate our ultra-low power technology into additional products that benefit from greater power efficiency, including high-performance compute applications such as AI data centers and automotive.

To date, a majority of AI compute has been deployed in data centers due to its large physical scale and the need for wall plug energy, as AI compute requires enormous and steady energy resources. At the edge, however, power limitations have been especially acute due to small device size and limited battery life. We believe this greatly constrains the potential of AI to improve our daily on-the-go lives. Enabling AI at the edge – where the action takes place – with vastly improved power efficiency will allow faster real-time decision-making due to data proximity, greater data privacy, higher energy efficiency from reduced network usage, and less dependence on constant costly connections to the cloud. We believe new AI use cases will only be possible if edge devices are much more power efficient.

Our proprietary Sub-threshold Power Optimized Technology (SPOT®) platform is designed to fundamentally and cost-effectively reduce power consumption of battery- and wireline-powered devices alike. Depending on the application, devices incorporating SPOT demonstrate a two to five times reduction in power consumption compared to conventional integrated circuit designs. SPOT is a ground-breaking approach at the chip design level that incorporates sub- and near-threshold hardware without using expensive manufacturing processes.

We provide a full-stack solution encompassing tightly integrated hardware and software. Our solutions include a diverse family of systems-on-chip (SoCs) and the software required to enable on-chip AI processing, general compute, sensing, security, storage, wireless connectivity, and advanced graphics. Our SoC solutions deliver compute at a very small fraction of the power consumed by our competitors' products.

Our ultra-low power SoCs serve a wide range of markets requiring on-device and real-time AI, including smartwatches and fitness trackers, augmented and virtual reality (AR/VR) glasses, smart rings, digital health monitors, security systems and access control, livestock tracking, crop monitoring, and factory automation.

Body-worn AI devices drive a significant portion of our revenue today and often require weeks of battery life while running advanced AI-driven features. These devices increasingly offer on-chip AI-powered features such as speech recognition, domain-specific language models, image and video processing, and sensing, further straining power consumption, which our solutions are positioned to address.

We leverage our internal direct sales force and our global network of distributors and sales representatives to pursue and support our core end markets. For our largest end customers, dedicated sales personnel work with the manufacturers to help ensure our solutions address their go-to-market needs.

As global demand for our SoC solutions accelerates, our sales and marketing efforts are increasingly focused on our end customers in target geographies such as the United States, Europe, and Asia (ex-Mainland China). For the twelve months ended December 31, 2025 and 2024, we generated net sales of $72.5 million and $76.1 million, respectively, and a net loss of $36.5 million and $39.7 million, respectively. As of December 31, 2025, we had accumulated deficit of $356.7 million.

Our Technology

SPOT® is our proprietary ultra-low power chip design platform created to solve this severe power consumption problem. SPOT consists of a set of chip design techniques that allow standard transistors to operate in an ultra-low power mode called "sub-threshold" and "near-threshold". When combined with other low-power chip architecture techniques, SPOT enables our SoCs to deliver two to five times lower power consumption than leading alternative solutions.

By significantly reducing the power required for sensing, communication, security, and AI compute, customers are given flexibility on how best to deploy the vastly improved energy budgets of their products. They can use this flexibility to run larger AI models faster, run faster inference rates, add more sensors, reduce battery size, and/or extend battery life.

Specifically, we have developed wide-ranging chip architectures, intellectual property (IP) building blocks, and integrated circuit (IC) design methodologies for digital circuits, analog circuits, and embedded memories – accumulating significant expertise and IP related to product design, validation, and production testing. Our proven expertise in, and experience with, ultra-low power design provides us with a substantial competitive advantage.

In addition, we have developed a wide range of chip architecture techniques that are designed to enable even lower power than sub-threshold and near-threshold operation alone. Many of these chip design techniques are protected by IP rights, including patents and trade secrets.

While many high-end processor chip companies can increase performance or decrease power consumption with advanced process technology nodes, these expensive manufacturing processes are typically not cost-effective for edge devices. With our SPOT platform, we are able to manufacture our products at much more cost-effective process technology nodes. Furthermore, reliance on advanced process technology nodes and Moore's Law to solve the power problem is particularly limiting as Moore's Law is viewed by many as dead or broken.

Our Products

Our SPOT platform serves as the foundation for a series of SoCs for edge AI devices that deliver ultra-low power for AI computations, general purpose computations, sensing, communications, power conversion, and more. These SoCs are paired with a full-stack software solution that is designed to enable efficient resource-constrained AI application development and a fast time-to-market.

SoC Products for Edge AI

Our portfolio includes two flagship SoC product families, both with rich sets of peripherals:

- *Apollo:* The Apollo family of products pair rich peripheral sets with host processors capable of software-based AI computations (e.g., Apollo3 and Apollo4 families) or vector-accelerated AI computations (e.g., Apollo3 and Apollo5 families). For most edge AI use cases, we believe the combination of the Apollo products with our full stack software solution provides the optimal power, performance, feature, and cost.

- *Atomiq:* The first Atomiq family product is currently in development. This novel product targets AI applications requiring demanding edge AI compute requirements and is thus expected to provide the highest performance and lowest power ever delivered by our products. Atomiq is expected to feature a full neural processing unit (NPU) for high-performance AI acceleration along with new memory innovations – all with the goal of achieving minimum power and maximum performance on AI model execution at the edge.

Software Products for Edge AI

To truly unlock edge AI use cases, our ultra-low power SoCs must be paired with carefully optimized proprietary software. To make edge AI application development easier for our customers, Ambiq provides a series of core software products:

- *General enablement firmware:* Our AmbiqSuite Software Development Kit (SDK) provides firmware and drivers required to operate our SoCs efficiently.

- *Feature enablement software:* On top of AmbiqSuite SDK, we offer a series of software modules that enable complex applications to be developed quickly and efficiently. These modules include graphiqSPOT for graphics and display management, blueSPOT for Bluetooth communications, secureSPOT for managing security, and more.

- *AI enablement software:* Ambiq assists our customers in developing AI features by providing our foundational Helia ecosystem alongside flexible SDKs and neuralSPOT, our cross-platform AI SDK. These tools are designed to collectively address the challenges encountered when developing AI for edge products.

Our Competitive Strengths

We believe our core competitive strengths include the following:

Leading proprietary ultra-low power chip design technology. We exclusively focus on ultra-low power, sub- and near-threshold chip design technology, which is our key differentiator and top development priority. Our SPOT platform comprises dozens of individual circuit design techniques that are difficult to replicate, complemented by overall low-power system design expertise and know-how and our proprietary AmbiqSuite SDK and Helia AI ecosystem making it easy for our end customers to quickly and effectively implement edge AI on our products.

Extensible technology platform. We believe our SPOT platform is fully extensible to a wide variety of semiconductor applications that require substantially greater power efficiency in both battery-operated and wall-powered devices. Our technology is especially valuable for battery-operated products by significantly improving performance on a fixed power budget or by extending the time between charges in edge devices.

Robust intellectual property portfolio. Our IP is a key aspect of our business strategy, allowing us to maintain a competitive and, we believe, sustainable edge in the market. Our robust IP portfolio encompasses patents, trade secrets, and design IP that safeguard our proprietary technology and innovations related to ultra-low power and sub-threshold design. Our design IP has been proven over five generations of the Apollo family of products.

Proven demand from blue-chip end customers. We have demonstrated strong end customer growth with more than 290 million units shipped with international technology leaders, which has validated the maturity of our technology platform and the robustness of our products.

Scalable design and manufacturing relationships. Our SoC solutions leverage existing mature semiconductor process technologies that are readily available and cost-effective. Since our founding, we have partnered with a leading semiconductor foundry, Taiwan Semiconductor Manufacturing Company Limited (TSMC), for our SoC products in 180-nanometer, 90-nanometer, 40-nanometer, 22-nanometer, and 12-nanometer process nodes. We leverage TSMC's mature fabrication processes, which are more cost-effective than the most advanced nodes, while still delivering products that consume a very small fraction of the power that our competitors require for their comparable parts.

Top industry talent, experienced management team and engineering-focused culture. We believe our team's engineering, chip design, and AI talent is critical to our success. We employ an engineering-focused workforce, as well as a highly technical senior management team with deep industry and chip design experience.

Our Strategy

Our strategy is centered on three primary priorities designed to expand our market opportunity and strengthen our competitive positioning. First, we are expanding aggressively into new edge AI markets with our current product portfolio by broadening performance tiers, deepening penetration with existing customers, and entering adjacent verticals. Second, we are introducing innovative new products that leverage our SPOT ultra-low power technology to push the boundaries of power and performance and enable entry into new and higher performance markets. Third, we are establishing an IP licensing variant of SPOT to extend our technology beyond internally developed products, diversify revenue streams, and position SPOT as a scalable platform across the semiconductor ecosystem. This includes:

Enable sophisticated edge AI capabilities with higher-performing and lower-power versions of our existing products. Our Apollo family supports increasingly sophisticated on-device AI capabilities across wearables, healthcare, industrial and other edge applications. Newer products, including Apollo5, related derivatives and other products in development, are designed to deliver even lower power and higher processing performance to our existing customers, potentially enabling and accelerating new innovative edge AI use cases.

Introduce innovative new products to enable next generation edge AI capabilities. We expect our Atomiq SoC offerings will further extend edge AI capabilities with integrated neural processing and advanced process technology, enabling more compute-intensive, multi-modal AI workloads in applications such as AR glasses, intelligent cameras and advanced health monitoring devices.

Bring SPOT to new classes of chip products to access both existing and new markets. SPOT is a widely applicable, ultra-low power design methodology that can be quickly applied to new chip classes such as application processors (APs), dedicated AI processors, digital signal processors (DSPs), image processors, power management chips, communications chips, network processors, and many more. We intend to develop new ultra-lower power chip product families that we believe will provide us access to additional sockets within current customers, as well as to entirely new customers in new market segments.

Leverage our easy-to-use software and AI model suite to speed customer adoption and drive higher-margin revenue. We are working to increase our software suite to include new AI software products, such as AI development kits, AI compilers and runtimes, and AI model development utilities. Complementary to our existing SoC solutions, we believe these new AI software offerings will enable us to reach a broader set of customers, will allow these customers to more quickly implement their AI functionalities, and are expected to help drive increased SoC gross margins.

Develop SPOT into a licensable technology platform. We plan to develop SPOT into an IP and chip development platform that makes it easier for other companies to license or partner with us to incorporate SPOT into their own low-power chip designs, such as building next-generation AI data center chips.

Our End Customers

We work closely with leading brands as well as OEM and original design manufacturers (ODM) throughout their design cycles, allowing us to develop long-term relationships with them as our technology becomes embedded in their products. As a result, we believe we are well-positioned to be designed into their current products and to continue developing next-generation AI platforms and low-power products for their future products. During each of the years ended December 31, 2025 and 2024, we sold our products to more than 200 end customers via third-party distributors and, to a lesser extent, through resellers and direct sales. We had three major end customers accounting for 10% or more of our net sales during 2025, and three such customers in 2024.

We typically fulfill the needs of our leading brand, OEM, and ODM customers through direct relationships and select distributors. For the year ended December 31, 2025, Distributor B and Distributor C accounted for approximately 21% and 20% of our net sales, respectively. For the year ended December 31, 2024, Distributor A accounted for approximately 11% of our net sales. No other distributor accounted for more than 10% of our net sales for the years ended December 31, 2025 or 2024. In addition to our direct OEM and ODM relationships, we also address a significant portion of our business through demand creation by our distribution and reseller network, which we intend to continue to broaden in the future.

For the years ended December 31, 2025 and 2024, our top five end customers accounted for 91% and 92% of our net sales, respectively, based on the sell-through information provided to us by our distributors. For 2025, net sales from Customer E, Customer F and Customer G comprised approximately 36%, 29% and 20% of our net sales, respectively. No other single end customers directly or indirectly accounted for more than 10% of our net sales in the year ended December 31, 2025. For 2024, revenues from Customer D, Customer F and Customer E comprised approximately 41%, 24% and 21% of our net sales, respectively. No other single end customers directly or indirectly accounted for more than 10% of our net sales in the year ended December 31, 2024. Sales to end customers in Mainland China accounted for 9% and 50% of our net sales in the years ended December 31, 2025 and 2024, as we made a deliberate decision to diversify away from low margin, Mainland China customers to prioritize high-value markets and customers where energy efficiency and edge AI performance serve as key differentiators.

Sales and Marketing

We primarily engage with our end customers directly using a combination of a direct sales force and field application engineers, fulfilling sales directly or through third-party distributors. Our direct sales force and field applications engineers are located near our existing OEM and ODM end customers in Germany, Japan, Mainland China, Poland, Singapore, Taiwan, and the United States. Our sales force has varied end-market expertise.

We have contracts in place with distributors and third-party sales representatives throughout Asia, particularly in Taiwan, Korea, Japan, Singapore and Mainland China, as well as in the United States and Europe. We selected these independent distributors and representatives based on their ability to provide effective field sales, marketing communications, and technical support for our products. Following initial sales efforts, these third-party distributors assist predominantly in the fulfillment of orders from our end customers.

Our sales have historically been made based on purchase orders rather than end customer-specific long-term agreements. Our material terms and conditions are generally consistent with general industry practice but vary from distributor and end customer to end customer. We typically receive purchase orders 16 weeks ahead of the end customer's desired delivery date; however, this can extend up to 36 weeks, particularly in times of global supply constraints.

Manufacturing

We operate a fabless business model and use third-party foundries, packaging, and testing contractors to manufacture, assemble, and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale, and marketing of our products. In addition, we believe that outsourcing our manufacturing activities provides us with the flexibility and scalability needed to respond to new market opportunities, simplifies our operations, and significantly reduces our capital commitments.

We subject our third-party manufacturing contractors to qualification requirements to meet our solutions' high quality and reliability standards. We qualify each of our partners and their processes before applying the technology to our solutions. Our engineers work closely with all our manufacturing partners to keep material flowing quickly and consistently, with high quality. All sides look for continuous improvements to lower product costs by, for example, optimizing flow steps and improving yields.

- *Wafer Fabrication.* We use various generations of semiconductor processes to develop and manufacture our products. We contract with TSMC to produce semiconductor wafers.
- *Packaging and Testing.* Upon the completion of processing at the foundry, we use third-party contractors for packaging and testing, including the ASE group, King Yuan Electronics Group (KYEC) and Sigurd in Taiwan and Mainland China.
- *Suppliers.* We also rely upon a limited number of other manufacturing partners for our modules, boards, and other components.

Given the disruptive nature of our technology and design, we have historically worked very closely with our manufacturing partners to ensure they provide high-quality fabrication and an outstanding support team for continuous improvement. For instance, we worked with TSMC to identify the source of excessive circuit leakage and quickly optimized the process to resolve it. In addition, to ensure the highest reliability, sub-threshold circuits built on our SPOT platform have been subjected to the same testing standards of super-threshold technologies, including those that measure performance in extreme conditions over extended periods. We believe our ability to work closely with our third-party partners to optimize the production processes used by our technologies provides us with a meaningful competitive advantage.

Research and Development

We believe that our success depends in large part on our ability to enhance our existing proprietary SPOT platform, expand our low-power SoC product portfolio, develop new innovative solutions based on our SPOT platform, and integrate additional capabilities to serve our existing and future target markets. We engage in research and development efforts in the following core areas:

- Core SPOT platform;
- Digital, analog, and radio-frequency chipset design (including MCUs, GPUs, AI accelerators, wireless connectivity, power management, security, imaging, audio, and sensing);
- General and feature enablement software development (including connectivity, graphics, security, and audio); and
- AI enablement software development (including AI design kits, AI runtimes, and AI libraries); and
- System-level solutions development (including algorithms, reference hardware, reference software, and end customer design references).

Our research and development team comprises highly skilled engineers and technologists with extensive experience in digital, mixed-signal, RF chipset design, system-level architecture, and software development. We have assembled our engineering team in the United States (primarily at our headquarters in Austin, Texas, and our California location), Mainland China (Shanghai and Shenzhen), Taiwan, and Singapore.

For the years ended December 31, 2025 and 2024, our research and development expenses were $38.5 million and $37.2 million, respectively, representing 53% and 49% of annual sales for 2025 and 2024, respectively. We intend to continue to invest in research and development to support and enhance our existing low-power sub-threshold solutions and design and develop future product offerings.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of January 14, 2026, we owned 57 issued U.S. patents, 11 issued foreign patents, 13 pending U.S. patent applications and six pending foreign patent applications. The issued patents in the United States generally expire beginning in 2033 through 2042. Our issued patents and pending patent applications relate to key sub-threshold analog and digital techniques and algorithms, memory techniques, circuits, and system-level optimization.

In addition to our own intellectual property, we also use third-party licenses for certain technologies embedded in our solutions. These are typically granted to us in non-exclusive contracts provided under royalty-accruing or paid-up licenses. While we do not believe our business is dependent to any significant degree on any individual third-party license, we expect to continue to use and may license additional third-party technology for our solutions. We also invest in the latest commercially available software design and simulation tools, which enable us to leverage our intellectual property portfolio, improve time to commercialization, and deliver high-performance products.

We generally control access to and use of our proprietary and confidential information by employing internal and external controls, including contractual protections with employees, consultants, contractors, customers, partners, and suppliers. Our employees and consultants are required to execute confidentiality and invention assignment agreements in connection with their employment or consulting relationships with us. We also require them to agree to disclose and assign to us inventions conceived or made in connection with the employment or consulting relationship. Despite our efforts to protect our IP, such agreements may be insufficient or breached, and unauthorized parties may copy or otherwise obtain and use our software, technology, or other information that we regard as proprietary intellectual property.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, resulting in protracted and expensive litigation for many companies. We have in the past received, and we expect that in the future we may receive, allegations of infringement, misappropriation or other violations or liability for damages that may invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales, and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease the sale of our solutions, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant IP or technology.

Government Regulation

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our solutions in areas including, but not limited to: AI; intellectual property; tax; import and export requirements, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls; anti-corruption; economic and trade sanctions; national security and foreign investment; foreign exchange controls and cash repatriation restrictions; data privacy and security requirements (as described below); competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. These regulations may limit the export of our products and technology, and provision of services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorization. Legislation related to AI has also been introduced at the federal level and is advancing at the state level. For example, Colorado recently passed the Colorado Artificial Intelligence Act, which is set to go into effect on June 30, 2026, and which regulates the development, deployment, and use of AI systems and the California Privacy Protection Agency is currently in the process of finalizing regulations under the California Consumer Privacy Act regarding the use of AI and automated decision-making. Additionally, the EU AI Act and other AI regulations could have a material impact on planned business activities involving the development and/or use of AI technologies and/or increase compliance costs. The EU AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework categorizes AI systems, based on the risks associated with such AI systems' intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. The EU AI Act included requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and provides for fines of up to the greater of €35 million or 7% of worldwide annual turnover for violations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions.

As a multinational business, the import and export of our technology are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our infrastructure and services or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. For example, the U.S. Department of Commerce continues to tighten export controls and add firms to the Entity List. These export restrictions, which would require that we obtain licenses from the U.S. Department of Commerce to allow us to export our solutions to such listed firms, could limit or prevent us from doing business with certain potential customers or potential suppliers. These restrictive governmental actions and any similar measures that may be imposed on U.S. companies by other governments could limit our ability to conduct business globally.

Data Privacy and Cybersecurity

Numerous data privacy and security obligations, including state, federal, and foreign laws, regulations, rules and standards, govern the collection, use, access to, handling, transmission, processing, confidentiality, and security of personal data and could apply now or in the future to our operations or the operations of our partners. Data privacy and cybersecurity laws, regulations, rules, standards, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil penalties and restrictions on data collection, transfers, and processing. Such federal U.S. and foreign obligations may include, without limitation, the Federal Trade Commission Act, the European Union's General Data Protection Regulation 2016/679 (EU GDPR), the EU GDPR as it forms part of United Kingdom (UK) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (UK GDPR), and Mainland China's Personal Information Protection Law (PIPL). Additionally, several states within the United States have enacted or proposed comprehensive data privacy laws. For example, California passed the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, CCPA), Virginia passed the Consumer Data Protection Act, Colorado passed the Colorado Privacy Act, and Utah passed the Consumer Privacy Act.

Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws, which require us to publish statements that accurately and fairly describe how we handle personal data and the choices individuals may have about how we handle their personal data.

The CCPA and GDPR are increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure to non-compliance. For example, the CCPA imposes obligations on covered businesses to provide specific disclosures related to a business's collecting, using, and disclosing personal data, including certain sensitive personal data, and to respond to certain requests from California residents related to their personal data (for example, requests to know of the business's personal data processing activities, to delete the individual's personal information, and to opt out of certain personal data disclosures). Also, the CCPA provides civil penalties and a private right of action for data breaches, which may include the award of statutory damages.

Foreign data privacy and cybersecurity laws (including, but not limited to, the EU GDPR, UK GDPR, and PIPL) impose significant and complex compliance obligations on entities subject to those laws. For example, the EU GDPR applies to any company established in the European Economic Area (EEA) and to companies based outside the EEA that process personal data in connection with offering goods or services to data subjects or monitoring the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes, requiring a legal basis for personal data processing, requiring the appointment of a data protection officer in certain circumstances, imposing transparency obligations to data subjects, requiring data protection impact assessments in certain circumstances, limiting the collection and retention of personal data, providing certain rights for data subjects related to their personal data, imposing specific standards for data subject consents, requiring the implementation and maintenance of technical and organizational safeguards for personal data, mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals, and mandating the appointment of representatives in the UK and/or the EU in certain circumstances. Some of these laws and regulations authorize the governing agencies to investigate companies under their jurisdiction to ensure compliance and to impose fines and other measures against companies who are not in compliance. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR; 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. See the section titled "Risk Factors – Risks Related to Our Intellectual Property" for additional information about the laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulations.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, as well as those of the third parties we work with. Such threats are prevalent and continue to rise, are increasingly challenging to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. See the section titled "Risk Factors—Risks Related to Our Business" for additional information about the cybersecurity risks to our business.

Competition

The semiconductor market is intensely competitive. We anticipate that the market for our products will continually evolve and be subject to rapid technological change. We believe the principal competitive factors in our industry are:

- Power consumption and battery life;
- Product capabilities, functionality and performance;
- Product size;
- Level of integration;
- End customer support;
- Reliability;
- Ability to rapidly introduce new products to market;
- Price;

- Intellectual property protection; and
- Software capabilities.

We believe that we are competitive with respect to these factors, particularly because our SPOT platform is designed to enable our products to have significantly lower power consumption than alternative products, allowing for greater adoption of AI at the edge. Our products are manufactured in standard CMOS, which generally allows us to supply them relatively rapidly so that end customers can meet their product introduction schedules. However, the disadvantages we face include our relatively short operating history in certain of our markets and our smaller size and customer base relative to many of our competitors.

Today, we generally compete with large MCU vendors, such as Infineon, Microchip, NXP, Silicon Laboratories, STMicroelectronics, Texas Instruments, and others. In addition, we also compete with connectivity players such as Nordic Semiconductor, Renesas and Synaptics. In addition, we sometimes compete (and other times work alongside certain designs) with connected processor platform players such as Qualcomm.

Employees

As of December 31, 2025, we had 202 employees, of which 200 were full-time employees. Our employees include 140 employees in research and development, 41 in sales and marketing and 21 in general and administrative. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

Available information

We maintain a website at https://ambiq.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), are filed with the Securities and Exchange Commission (the SEC). Such reports and other information filed or furnished by us with the SEC are available free of charge on the Investor Relations section of our website at https://ir.ambiq.com as soon as reasonably practicable after such reports are available on the SEC's website. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors.

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks described below as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could adversely affect our business, results of operations, financial condition, reputation, and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described more fully below in this Annual Report on Form 10-K. The following is a summary of principal risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations. This summary should be read in conjunction with the "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks and uncertainties facing our business.

- We have a history of net losses, and we may not achieve or maintain profitability in the future.

- We depend on a limited number of end customers for most of our revenue. The loss of, or a significant reduction in orders from our key end customers that are not replaced by other orders from new or existing customers, would significantly reduce our revenue and adversely impact our business, financial condition and results of operations.

- We do not have long-term commitments from our end customers, and our end customers may cease purchasing our products at any time.

- The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate material revenue, which could adversely affect our business, financial condition and results of operations.

- Failure to adjust our inventory due to changing market conditions or failure to accurately estimate our end customers' demands could adversely affect our revenue and could result in charges for obsolete or excess inventories.

- Decreases in average selling prices of our products and increases in input costs may reduce our gross margins.

- If we fail to penetrate new markets or introduce new capabilities into our solutions, or otherwise execute our business strategy, our revenue and financial condition would be harmed.

- If we are unable to manage our growth effectively, we may not be able to execute our business plan and our business, financial condition and results of operations could suffer.

- We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our business, financial condition and results of operations could be negatively affected.

- Our estimate of the market size for our solutions may prove to be inaccurate, and even if the market size is accurate, we cannot ensure that we will serve a significant portion of the market.

- The AI industry is subject to complex, evolving regulatory, statutory, and other requirements that may be difficult and expensive to comply with and that could negatively impact broad-based adoption of AI and, as a result, our business.

- We have no manufacturing capabilities of our own. We are a fabless company, meaning that we do not own a semiconductor foundry, and we rely on a single third-party supplier for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials, and the failure of any of our suppliers to provide us with wafers and other materials on a timely basis would harm our business, financial condition and results of operations.

- We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs or that may prohibit us from selling our products to specific targeted entities.

- Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws could subject us to penalties and other adverse consequences.

- Our failure to comply with the Outbound Investment Security Program could subject us to penalties and other adverse consequences.

- Our quarterly revenue and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, this could prevent us from meeting our own guidance or expectations of securities analysts or investors.

- We could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could adversely affect our business, financial condition and results of operations.

- If we are unable to obtain, maintain and enforce patent protection for our current and future proprietary technology and inventions, or if the scope of the patent protection obtained is not sufficiently broad, our ability to compete successfully and our business, financial condition and results of operations could be adversely impacted.

- If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.

- We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

- We, and the third parties with whom we work with, are subject to stringent and evolving U.S. and foreign laws, regulations, rules, standards, contractual obligations, policies, and other obligations, related to data privacy and cybersecurity. Our (or the third parties with whom we work with) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

- Our stock price may be volatile, and investors in our common stock may not be able to resell shares of our common stock at or above the price paid, or at all.

- We have incurred and expect to continue to incur significant costs as a result of operating as a company whose common stock is publicly traded in the United States.

- If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

- We previously identified a material weakness in our internal control over financial reporting that we have fully remediated, however, we may experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting.

- Our management team has limited experience managing a public company.

Risks Related to Our Business

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have incurred net losses and negative cash flows from operations since inception and we expect to continue to incur net losses and negative cash flows from operations for the foreseeable future, due in part to our continued investment in our business. We incurred a net loss of $36.5 million and $39.7 million for the years ended December 31, 2025 and 2024 respectively, and had an accumulated deficit of $356.7 million and $320.3 million as of December 31, 2025 and 2024, respectively. We expect our costs to increase in future periods as we continue to expend substantial resources on research and development, expansion into new markets, marketing and general administration (including expenses related to being a public company). The net losses we incur may fluctuate significantly from quarter to quarter.

Our long-term success is dependent upon our ability to generate increased revenue, obtain additional capital when needed and, ultimately, to achieve and maintain profitable operations. We will need to generate significant additional revenue and successfully manage our research and development and other expenses to achieve and maintain profitability. It is possible that we will not achieve profitability or that, even if we do achieve profitability, we may not maintain or increase profitability in the future. Our failure to achieve or maintain profitability could negatively impact our stock price.

We depend on a limited number of end customers for most of our revenue. The loss of, or a significant reduction in orders from our key end customers that are not replaced by other orders from new or existing customers, would significantly reduce our revenue and adversely impact our business, financial condition and results of operations.

Our largest end customer historically has accounted for a large portion of our sales, representing approximately 35.6% and 40.9% of our net sales for the years ended December 31, 2025 and 2024 respectively. Two other single end customers directly or indirectly accounted for more than 10% of our net sales in the year ended December 31, 2025. In addition, our top ten end customers accounted for approximately 95.6% and 96.7% of our total net sales for the years ended December 31, 2025 and 2024 respectively. We believe that our operating results for the foreseeable future will continue to depend to a significant extent on sales attributable to certain end customers.

While we anticipate revenue attributable to our top end customers will fluctuate from period to period, we expect to remain dependent on a small number of end customers for a meaningful portion of our revenue for the foreseeable future. If our end customers were to choose to reduce their orders or cease to order products from us or if our relationships with our end customers or our distributors are disrupted for any reason and we are unable to replace those orders with orders from new or existing end customers, there could be a significant negative impact on our business. Any reduction in sales attributable to our largest end customers would have a significant and disproportionate impact on our business, financial condition and results of operations.

We do not have long-term commitments from our end customers, and our end customers may cease purchasing our products at any time.

We sell our products to our end customers direct or through distributors and channel partners on a purchase order basis. While we have cancellation and reschedule terms established with our distribution and channel partners, our end customers do not have any minimum or binding purchase obligations to us under these purchase orders and orders may be cancelled, reduced or rescheduled with little or no notice and without penalty. Cancellations of orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from our end customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our operating results to fluctuate. Certain distributor contracts do include variable consideration, such as limited price protection, return and stock rotation provisions, while direct customer contracts include general right of return provisions. These provisions require us to make judgments based on past experience and other factors. Our judgments may not be correct and our reserves in respect of these provisions may be inadequate resulting in our having to record unanticipated charges in a particular period.

Our end customers, or the distributors or channel partners through which we sell to these end customers, may choose to use solutions in addition to ours, use different solutions altogether, or develop in-house solutions that compete directly with our solutions, which could affect our end customers' future purchasing decisions. In addition, the inability of our end customers or their contract manufacturers to obtain sufficient supplies of third-party components used with our products could result in a decline in the demand for our products and a loss of sales. Any of these events could significantly harm our business, financial condition and results of operations. In addition, if our distributors' relationships with our end customers, including our larger end customers are disrupted due to our inability to deliver products and solutions in sufficient quantities or in a timely manner, or for any other reason, our end customers may cancel their purchase orders at any time, and there could be a significant negative impact on our business, financial condition and results of operations.

Our end customers regularly evaluate alternative suppliers in order to diversify their supplier bases, which increases their negotiating leverage with us and protects their ability to secure similar solutions. We believe that any expansion of our end customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our end customers, which would negatively affect our business, financial condition and results of operations.

The nature of the design win process requires us to incur expenses without any guarantee that research and development efforts will generate material revenue, which could adversely affect our business, financial condition and results of operations.

We focus on winning competitive bid selection processes, resulting in "design wins," to develop solutions for use in our end customers' products. These lengthy selection processes may require us to incur significant expenditures and dedicate significant engineering resources to the development of new solutions without any assurance that we will achieve design wins. If we incur such expenditures but fail to be selected in the bid selection process, our business, financial condition and results of operations may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, end customers might use products or solutions that are functionally equivalent or that offer additional features from existing suppliers across a number of similar and successor products or solutions for a lengthy period of time. As we develop and introduce new solutions, we face the risk that end customers may not value or be willing to bear the cost of incorporating these newer solutions into their end products, particularly if they believe their end users are satisfied with prior offerings. Regardless of the improved features or superior performance of the newer solutions, end users may be unwilling to adopt our new solutions due to such implementation hurdles, or design or pricing constraints. As a result, if we fail to secure an initial design win for any of our solutions to any particular end customer, we may lose the opportunity to make future sales of those solutions to that end customer for a significant period of time or at all, and we may also experience an associated decline in revenue relating to those components. Failure to achieve initial design wins may also weaken our position in future competitive selection processes, which would harm our business, financial condition and results of operations. Moreover, even if we achieve initial design wins with end customers, our end customers are not contractually obligated to purchase products from us in connection with such design wins.

Failure to adjust our inventory, production capacity, or supply commitments due to changing market conditions or failure to accurately estimate our end customers' demands could adversely affect our revenue and could result in charges for obsolete or excess inventories.

We make significant decisions, including determining the levels of business that we will seek, and accept production schedules, levels of reliance on outsourced contract manufacturing, personnel needs and other resource requirements, based on our estimates of end customer requirements. The lack of long-term commitments by our end customers and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate future requirements of our end customers. On occasion, including during a market upturn, our end customers may require rapid increases in production and we may not be able to purchase sufficient supplies or components to meet the increasing demand or have sufficient third-party wafer fabrication capacity at any given time to meet our end customers' demands. In addition, a supplier could discontinue production of a component necessary for our products, extend lead times, limit supply or increase prices due to capacity constraints or other factors. Our failure to adjust our supply chain volume, secure sufficient supply from our third-party vendors, including our semiconductor wafer suppliers, or estimate our end customers' demand could have a material adverse effect on our business, financial condition and results of operations.

In addition, we base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. Certain of our design service agreements and purchase commitments are non-cancelable, and in some cases we may be required to recognize charges representing minimum commitments which exceed our actual requirements. These types of commitments and agreements reduce our ability to adjust our inventory to address declining market demands. If demand for our solutions is less than we expect, including during market downturns, we may experience additional excess and obsolete inventory and be forced to incur charges for write-offs. If revenues in future periods fall substantially below our expectations, or if we fail to accurately forecast changes in demand mix, we could again be required to record substantial charges for obsolete or excess inventory or non-cancelable purchase commitments.

Furthermore, the risks described above have been and may be further amplified by global supply chain constraints and other macroeconomic conditions, including elevated interest rates and rates of inflation, higher costs of fuel and transportation, potential resulting logistics delays, market volatility, and impacts of global conflicts on international trade and the economy generally, all of which could have a material adverse impact on our business, financial condition and results of operations.

Decreases in average selling prices of our products and increases in input costs may reduce our gross margins.

The market for our products is generally characterized by declining average sale prices (ASP) resulting from factors such as increased competition, the introduction of new products and increased unit volumes. We anticipate that ASPs for legacy products may decrease in the future in response to the introduction of new products by us or our competitors, or due to other factors, including pricing pressures from our end customers.

We typically conduct pricing negotiations for our existing products with our largest end customers. In order to achieve and sustain profitable operations, we must continually reduce costs for our existing products and also develop and introduce new products with enhanced features on a timely basis that can be sold initially at higher ASPs. Failure to do so could cause our revenue and gross margins to decline, which would negatively affect our business, financial condition and results of operations and could significantly harm our business. In addition, in connection with the significant increase in semiconductor demand and supply shortages in recent years, the cost of certain materials used to manufacture our products, including for semiconductor wafers, has increased as demand has outpaced supply. We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and the increased cost of certain materials, such as semiconductor wafers and other raw materials, and could adversely affect our gross margins. We maintain a relatively small infrastructure of facilities and human capital in certain locations around the world and, as a result, have limited ability to reduce our operating costs. Accordingly, in order to remain competitive, we must continually reduce the cost of manufacturing and assembling our products through design and engineering changes. We cannot assure you that we will be successful in redesigning our products and bringing redesigned products or solutions to the market in a timely manner, or that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or maintain or improve our gross margins. To the extent we are unable to reduce the prices of our products and remain competitive, our revenue will likely decline, resulting in further pressure on our gross margins, which could have a material adverse effect on our business, financial condition and results of operations and our ability to grow our business.

If we fail to penetrate new markets or introduce new capabilities into our solutions, or otherwise execute our business strategy, our revenue and financial condition would be harmed.

Most of our revenue is generated from SoCs, bundled with software and various other solutions that combine 32-bit MCUs with wireless connectivity and additional circuitry, such as graphics processing units, serial interfaces, analog-to-digital interfaces, and more. In the future, we believe we can expand our solutions into embedded application processors and dedicated AI processors. We generate the majority of our revenue from the personal devices market. We believe that our future revenue growth, if any, will significantly depend on our ability to expand or further penetrate existing markets, such as medical/healthcare, industrial edge and smart homes and buildings, as well as expand into new markets such as automotive and data center and computing. In addition, we believe that our future revenue growth, if any, will significantly depend on our ability to develop dedicated processor units purpose-built for AI in the future.

Each of these new or growth markets presents distinct and substantial risks and, in many cases, requires us to develop new functionality or software to address the particular requirements of that market. We anticipate that as we continue to move into new markets, we will likely face competition from larger competitors with greater resources and more history in these markets. If any of these markets do not develop as we currently anticipate, or if the development of such markets is delayed or impacted by factors outside of our control, such as global conflicts or other macroeconomic conditions, or if we are unable to penetrate any of these markets successfully with our solutions, our revenue could decline, and our financial condition would be negatively impacted. Some of these markets are primarily served by only a few large, multinational OEMs and ODMs with substantial negotiating power relative to us and, in some instances, with internal solutions that are competitive to ours.

Meeting the technical requirements and securing design wins with any of the participants in these markets will require a substantial investment of our time and resources and we cannot assure you that we will secure design wins from these or other companies, that we will achieve meaningful revenue from the sales of our solutions into these markets, or that any revenue generated from these design wins will outweigh the costs of developing these designs. If we fail to penetrate these or other new markets we are targeting, our business, financial condition and results of operations would likely suffer. Moreover, even if we are successful in winning competitive bid selection processes in these new markets, it will likely take longer to generate revenue from such design wins than in our current markets.

We may also, in the future, seek to penetrate markets in new geographies. Certain of the markets we expect to target have higher barriers to entry, are more heavily regulated or favor domestic production. If we fail to penetrate these or other new markets we are targeting, or expend time and resources on entering these markets, but fail to generate sufficient revenue in such new geographies, our business, financial condition and results of operations would likely suffer.

We also plan to develop SPOT into an IP and chip development platform to make it easier for other companies to license or partner with us to incorporate SPOT into their own solutions. There is no guarantee that our efforts to develop SPOT into a licensing or partnership platform will succeed, in which case the proliferation of our SPOT platform into certain markets (e.g., data center markets) is likely to be limited.

If we are unable to manage our growth effectively, we may not be able to execute our business plan and our business, financial condition and results of operations could suffer.

In order to succeed in executing our business plan, we will need to manage our growth effectively as we make significant investments in research and development and sales and marketing, and expand our operations. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. To manage our growth effectively, we must continue to expand our operations, engineering, accounting and finance, internal management, and other systems, procedures, and controls. This may require substantial managerial and financial resources, and our efforts may not be successful. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth, as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions, and we may fail to satisfy end customer product or support requirements, maintain the quality of our solutions, execute our business plan or respond to competitive pressures, any of which could negatively affect our business, financial condition and results of operations.

We continue to invest in research and development efforts for several new markets. If we are unable to commercialize these technologies, our business, financial condition and results of operations could be negatively affected.

The semiconductor industry requires substantial investment in research and development in order to bring to market new and enhanced solutions. Our research and development expenses were $38.5 million and $37.2 million for the years ended December 31, 2025 and 2024, respectively. We expect to increase our research and development expenditures as compared to prior periods as part of our strategy to focus on the development of new solutions, such as Apollo6, Atomiq, SoCs variants within existing Apollo families, as well as further penetration of existing markets, such as medical/healthcare, industrial edge and smart homes and buildings, and expansion into new markets such as automotive and data center and computing. We are unable to predict whether we will have sufficient resources to achieve the level of investment in research and development required to remain competitive. For example, development of our solutions using sub-threshold and near-threshold designs at 0.4 volts, 0.5 volts, or 0.6 volts costs significantly more than development at the standard 0.8 volts or 0.9 volts. This added development cost could prevent us from being able to maintain a technological advantage over larger competitors that have significantly greater resources to invest in research and development. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful or generate any revenue. If we incur increased research and development costs that do not result in revenue generation, our business, financial condition and results of operations would be adversely affected.

Our products are complex and may contain flaws which could lead to product liability, an increase in our costs and/or a reduction in our revenue.

Our products are complex and may contain software or hardware errors or defects (collectively, flaws), particularly when first introduced and when new versions are released. Our products are increasingly designed and integrated into more complex products, including higher levels of software and hardware integration in modules and system-level solutions and/or include elements provided by third parties which further increase the risk of flaws. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any flaws or vulnerabilities prior to delivery of our products to our end customers.

Should challenges occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our end customers. These flaws could also cause significant re-engineering costs, diversion of our engineering personnel's attention from our product development efforts, and significant end customer relations and business reputation problems. Any unforeseen and undetected flaws could result in refunds, replacement, recall or other liability. Any of the foregoing could impose substantial costs and harm our business.

Product liability, data breach or cybersecurity liability claims may be asserted with respect to our products. Many of our solutions focus on security, storage, wireless connectivity, advanced graphics, and AI processing, which may make them particularly susceptible to cyberattacks. An undetected flaw, failure or vulnerability in our products could cause failure in our end customers' products, and we could face claims for damages that are disproportionately higher than the revenue we receive from the components involved, as our products are typically sold at prices that are significantly lower than the cost of the end products into which they are incorporated. Furthermore, product liability risks are particularly significant with respect to any smart home and automotive applications because of the risk of serious harm to users of these end products. There can be no assurance that any insurance or associated warranty liabilities we maintain will sufficiently protect us from such claims.

We may be subject to warranty claims and other costs related to our products.

In general, we warrant our products for one year from the delivery of the product against non-conformance to our specifications and certain other flaws. Because our solutions, including hardware, software, and intellectual property cores, are highly complex and increasingly incorporate advanced technology, our quality assurance programs and those of our third party test providers may not detect all flaws, whether specific manufacturing flaws affecting individual components or systematic flaws affecting numerous shipments. Inability to detect flaws could result in a diversion of our engineering resources from component development efforts, increased engineering expenses to remediate the flaws, and increased costs due to end customer accommodation or inventory impairment charges. On occasion, we have also repaired or replaced certain components, made software fixes, reimbursed end customers for reasonable out-of-pocket production cost caused by an issue in our product or refunded the purchase price or license fee paid by our end customers due to component or software flaws. Our insurance may be unavailable or inadequate to protect against these issues. If there are significant component flaws, the costs to remediate such flaws, net of reimbursed amounts from our vendors, if any, or to resolve warranty claims, would adversely affect our reputation, which would negatively impact our business, financial condition and results of operations.

We compete against companies that have significantly greater resources and broader product lines than we do, and we may also face competition from other technological approaches to low power.

The semiconductor industry is highly competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing, and sales resources than we do.

Consolidation in our industry may increasingly mean that our competitors have greater resources, including the ability to attract qualified employees or pass along higher cost components into product prices, that could put us at a competitive disadvantage. We currently compete directly with numerous large MCU vendors, such as Infineon, Microchip, NXP, Silicon Laboratories, STMicroelectronics, Texas Instruments, and others. In addition, we also compete with connectivity players such as Nordic Semiconductor, Renesas and Synaptics or connected processor platform players, such as Qualcomm. Competition from these companies may intensify as we offer more solutions in our existing end markets or expand into new end markets. We also face competition from emerging companies.

There is no guarantee that our approach to low power will remain competitive. Our SPOT platform enables devices to consume two to five times less power than traditional technologies at the same manufacturing geometries. However, low power can be achieved using other, diversified technological approaches. There is the possibility that novel, unique approaches to low power emerge that surpass the capabilities of our technology and produce solutions that are more efficient, more cost effective, or both. Should this happen, our financial results would likely suffer.

In addition, from time to time, governments may provide subsidies or make other investments that could give competitive advantages to many semiconductor companies. For example, in August 2022, the United States enacted the U.S. CHIPS and Science Act of 2022 (the CHIPS Act), which, among other things, provides funding to increase domestic production and research and development in the semiconductor industry. Because we operate a fabless business model, we are eligible for research and development funding, but are not eligible for such investments from the government to support construction, modernization or expansion of commercial fabrication facilities. Many of our competitors may benefit from the investments, which will help increase their production capacity, shorten their lead time and gain market share. These competitive pressures could materially and adversely affect our business, financial condition and results of operations.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles, and wide fluctuations in product supply and demand. Historically, the industry experienced significant downturns during global recessions. These downturns have been characterized by diminished demand, production overcapacity, high inventory levels, and accelerated erosion of average selling prices. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party wafer fabrication and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future. Any downturns or upturns in the semiconductor industry could harm our business, financial condition and results of operations.

We depend on agreements with third party developers and licensors in order to satisfy certain end customer requirements, which subjects us to a number of risks, and any failure to execute on any of these arrangements could have a material adverse effect on our business, financial condition and results of operations.

We have entered into development, product collaboration and technology licensing arrangements with third parties, such as ARM Limited and Cadence Design Systems, Inc., and we expect to enter into new arrangements of these kinds from time to time in the future. These agreements are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. While we do not believe our business is dependent to any significant degree on any individual third-party license, we expect to continue to use and may license additional third-party technology for our solutions. These agreements may increase risks for us, such as the risks related to timely delivery of new products, risks associated with the ownership of the intellectual property developed, risks that such activities may not result in products that are commercially successful or available in a timely fashion, risks that third parties involved may abandon or fail to perform their obligations related to such agreements, and risks that certain technologies provided under such arrangements may not continue to be available on reasonable terms or at all. Any failure to timely develop commercially successful products under such arrangements as a result of any of these and other challenges could have a material adverse effect on our business, financial condition and results of operations.

If our information technology systems or data, or those of third parties, such as vendors and suppliers, with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, routinely collect, receive, store, use, handle, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and otherwise process proprietary, confidential, and sensitive data, including intellectual property, trade secrets, proprietary technology and information about our business customers, suppliers and partners, and proprietary technology and information owned by our customers (collectively, sensitive information). We rely upon third party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, third party providers of cloud-based infrastructure, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place.

If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award..

We, and the third parties with whom we work, are subject to a variety of evolving cybersecurity-related threats. While we have implemented various controls and defenses designed to prevent cybersecurity incidents, cybersecurity attacks and threats have continued to become more prevalent and sophisticated. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. These threats are constantly evolving, making it increasingly difficult to successfully defend against or implement adequate preventive measures. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell, and distribute our goods and services. Notwithstanding defensive measures, such threats come from a variety of sources, including experienced programmers, traditional computer "hackers," "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation state-supported actors. We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to, social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats.

Ransomware attacks, including those launched by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, ability to provide our solutions, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third party partners' supply chains have not been compromised or that they do not contain exploitable flaws or bugs that could result in a breach of or disruption to our information technology systems (including our solutions or the third party information technology systems that support us and our solutions). We are incorporated into the supply chain of a large number of companies worldwide and, as a result, if our products are compromised, a significant number of such companies and their data could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm. The growth of our remote workforce, and the increase in remote working arrangement by our vendors and other third parties, poses increased risks to our information technology systems and data privacy, as more of our employees, and those of our vendors and other third parties, utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover cybersecurity issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and cybersecurity program.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

While we have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information technology systems, products and solutions (including technologies from third parties with whom we work), but we have not and may not in the future be able to detect, mitigate, and remediate all such vulnerabilities on a timely basis. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems (including our solutions) because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Despite our efforts, there can be no assurances that these vulnerabilities mitigation measures will be effective. Further, we have and may in the future experience delays in developing and deploying remedial measures and patches designed to address any such identified vulnerabilities. Vulnerabilities in our information technology system could be exploited and result in a cybersecurity incident.

Any of the previously identified or similar threats could cause a cybersecurity incident or other interruption, which could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information systems, or those of the third parties with whom we work. Further, a cybersecurity incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our solutions.

We have in the past, and may in the future, expend significant resources or modify our business activities to try to protect against cybersecurity incidents. Certain data privacy and cybersecurity obligations may, and could in the future, require us to implement and maintain specific security measures, industry-standard or reasonable cybersecurity measures to protect our information technology systems and sensitive information. Applicable data privacy and cybersecurity obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of cybersecurity incidents. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. If we (or a third party with whom we work with) experience a cybersecurity incident or are perceived to have experienced a cybersecurity incident, we may experience material adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, restrictions on processing sensitive information (including personal data), litigation (including class-action claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations (including availability of data), financial loss, and other similar harms. Moreover, any such compromise of our information technology systems could result in the misappropriation or unauthorized publication of our confidential business or proprietary information, including trade secrets, or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other of our assets, the unauthorized release of customer or employee data or a violation of privacy or other laws. Cybersecurity incidents and attendant consequences may prevent or cause customers to stop using our solutions, deter new customers from using our solutions, and negatively impact our ability to grow and operate our business.

We must commit significant resources to ensuring that we develop secure technology, solutions and related devices. The process of ensuring the security of new technology is complex and uncertain, and if we fail to secure these devices, we could face government enforcement actions, litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, interruptions in our operations, financial loss, and other similar harms.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered "foreign persons" and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and cybersecurity obligations. Additionally, our insurance coverage may be inadequate, and a large data privacy or cybersecurity-related incident claim may exceed our coverage and/or prevent us from getting coverage in the future. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our data privacy and cybersecurity practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a cybersecurity incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendor's use of generative AI technologies.

Our estimate of the market size for our solutions may prove to be inaccurate, and even if the market size is accurate, we cannot ensure that we will serve a significant portion of the market.

Our estimates of the market size for our solutions, sometimes referred to as total addressable market, are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience and third-party data, which may be inaccurate. These estimates are, in part, based upon the size of the markets and geographies we target and an estimated range of prices for our current solutions and future development plans. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy and ability to maintain our product pricing levels, which are subject to many risks and uncertainties.

Moreover, we must continue to enhance and add to our existing markets and introduce our solutions to new markets. Accordingly, even if our estimate of the market size is accurate, we cannot ensure that we will serve a significant portion of this estimated market or that our pricing levels will not decline.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and/or hire additional personnel, our ability to develop and market our solutions could be harmed, which in turn could adversely affect our business, financial condition and results of operations.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, including our development engineers. In particular, we are highly dependent on the services of Scott Hanson, Ph.D. and Fumihide Esaka, our Founder and Chief Executive Officer, respectively, who, after over 15 and 10 years of service, respectively, with our company, have been critical in the development and growth of our business and strategic direction. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. Our employees are not bound by obligations that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. Moreover, our employees are generally not subject to non-competition agreements. The loss of one or more of our executive officers or other key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to our product development efforts and could have a material adverse effect on our business, financial condition and results of operations. In addition, we recruit from a limited pool of engineers with specialized expertise and the competition for such personnel can be intense. Given these limitations, we may not be able to continue to attract, retain and motivate qualified personnel necessary to develop new products or timely enhance existing products, sell products to our customers, or manage our business effectively.

We also must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the United States are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures may adversely affect our ability to hire or retain such workers, increase our operating expenses and negatively impact our ability to deliver our solutions, any of which would adversely affect our business, financial condition and results of operations. For example, as a result of changes in immigration policy, we no longer sponsor new employment-based visas for workers in our U.S. offices, which may negatively impact our ability to identify and attract qualified personnel to support our business.

Acquisitions, divestitures, strategic investments and strategic partnerships could adversely affect our business, financial condition and results of operations.

We may pursue growth opportunities by acquiring complementary businesses, products, solutions, technologies or human capital through strategic transactions, investments or partnerships. The identification of suitable acquisition, strategic investment or strategic partnership candidates can be costly and time consuming and can distract our management team from our current operations. If such strategic transactions require us to seek additional debt or equity financing, we may not be able to obtain such financing on terms favorable to us or at all, and such transaction may adversely affect our liquidity and capital structure. We may also choose to divest certain non-core assets, which divestitures could lead to charges against earnings and may expose us to additional liabilities and risks. Any strategic transaction might not strengthen our competitive position, may increase our risks, and may be viewed negatively by our end customers, partners or investors. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, products, personnel, or operations into our business or global tax structure. We may experience unexpected changes in how we are required to account for strategic transactions pursuant to accounting principles generally accepted in the United States (GAAP) and may not achieve the anticipated benefits of any strategic transaction. We may incur unexpected costs, claims or liabilities that we incur during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post-acquisition for which we have limited or no recourse.

Downturns or volatility in general economic conditions, including as a result of international hostilities could have a material adverse effect on our business, financial condition and results of operations.

Our revenue and gross margin depend significantly on general economic conditions and the demand for our solutions in the markets in which our end customers compete. Weaknesses in the global economy and financial markets, including the impact from new and ongoing global conflicts may in the future lead to lower demand for end customers' products that incorporate our solutions, particularly in the semiconductor and battery-powered edge devices markets. A decline in end-user demand will adversely impact our end customers' demand for our solutions and can affect the ability of our end customers to obtain credit and otherwise meet their payment obligations and the likelihood of our end customers canceling or deferring existing orders. Our business, financial condition and results of operations could be negatively affected by a decline in end-user demand caused by weaknesses in the global economy and financial markets. Volatile and/or uncertain economic conditions, including increased inflation rates, can adversely impact revenue and gross margin and make it difficult for us to accurately forecast and plan our future business activities. To the extent expected favorable economic conditions do not materialize or take longer to materialize than expected, we may face an oversupply of our products and have excess inventory, which could result in lower demand, lower ASP, lower gross margin and charges for excess and obsolete inventory. Conversely, if we underestimate end customer demand, we may fail to meet end customer needs, which could impair our end customer relationships and future sales orders. In addition, any disruption in the credit markets could impede our access to capital. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the materials we need to manufacture our products. Additionally, global macroeconomic conditions, or any future geopolitical conflicts or pandemics, could make it difficult for our end customers and suppliers to forecast and plan future business activities and could cause global businesses to defer or reduce spending on our products or increase the costs of manufacturing our products. All of these factors relate to global economic conditions, which are beyond our control, could adversely impact our business, financial condition and results of operations.

Uncertain risks relating to the adoption, use or application of emerging technologies, including AI, by our customers, could adversely impact our financial results, cause operational challenges, and/or result in reputational harm, competitive harm and legal liability.

Our products support AI functionality implemented by our customers' products and solutions. Our latest generation of products also enable our customers to address computationally intense AI applications in edge devices. As a result, our business depends on the continued adoption of AI by our customers and their ability to commercialize their AI-based solutions. The adoption of AI solutions by our customers may not develop in the manner or in the time periods we anticipate and, as the markets for AI solutions are still developing, demand for our products that support AI may be unpredictable and vary significantly from one period to another. Even if the demand for AI-enabled products develops in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers' needs to develop products for the AI markets, we may miss a significant opportunity and our business, operating results and financial condition could be materially and adversely affected.

Our customers are increasingly relying on our solutions to enhance their product and technology AI capabilities. However, the development, adoption, integration and use of AI remains in early stages, and ineffective or inadequate AI or generative AI governance, development, use or deployment practices by us or our customers could lead to unintended consequences. For example, AI algorithms may be flawed, or may be (or may be perceived to be) based on datasets that are insufficient. In addition, any latency, disruption or failure of our products in customers' AI solutions could result in flawed deployments, producing erroneous or harmful outputs, which could damage our reputation and lead to legal liabilities. Further, AI algorithms may be of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable. AI has been known to produce false or "hallucinatory" inferences or outputs. AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges. Additionally, inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our services. Furthermore, AI technologies our customers adopt may not meet market requirements or may become obsolete earlier than planned, or third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Any of the foregoing may result in decreased demand for our products and services or harm to our business, financial results or reputation. If we or our customers enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences or are controversial, we may experience reputational harm, competitive harm, financial harm or legal liability.

We publish statements online and in our marketing materials describing the possible use and integration of our products in customers' AI products and solutions. Although we endeavor to be accurate with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. If any such statements or documentation are found to be deceptive, unfair, misleading, or misrepresentative of our actual practices, even though circumstances beyond our reasonable control, we may face litigation, disputes, claims, investigations, inquiries or other proceedings which could adversely affect our business, reputation, results of operations and financial condition.

The AI industry is subject to complex, evolving regulatory, statutory, and other requirements that may be difficult and expensive to comply with and that could negatively impact broad-based adoption of AI and our business and operations.

The legal and regulatory framework for our products and services, including our AI computing solutions and AI model services, is rapidly evolving as many federal, state, and foreign government bodies and agencies are developing and passing additional laws, regulations and standards related to AI. New laws, guidance or decisions in this area could provide a new regulatory framework that may require us to adjust and make changes to our operations that may decrease our operational efficiency, resulting in an increase to operating costs and/or hindering our ability to improve our products and services. Additionally, existing laws and regulations may be interpreted in ways that would affect our or our customers' operations, or our ability to offer our AI products and services in the markets in which we operate. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business, and we may not be able to adequately anticipate or respond to these evolving laws or regulations.

In addition, compliance with the rapidly evolving government regulations worldwide related to AI may increase the costs related to the development of AI products and solutions and limit global adoption, which may also adversely impact demand for our products that support AI functionality. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. Further, a number of aspects of intellectual property protection in the field of AI are currently under development and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and relevant system input and outputs. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. In addition, existing laws, rules and regulations may be interpreted in ways that would affect the use of AI in our business and the business of our customers.

For example, obligations under the EU Artificial Intelligence Act (EU AI Act), which establishes broad obligations for the development and use of AI-based technologies in the EU based on their potential risks and level of impact, have gone info effect and will continue to be implemented in phases. The EU AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework would categorize AI systems, based on the risks associated with such AI systems' intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. The EU AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and provides for fines of up to the greater of €35 million or

7% of worldwide annual turnover for violations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. Our customers may become subject to such upcoming AI laws, rules or regulations, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for our customers' AI systems, which may, in turn, adversely affect our business, financial condition, and results of operations.

Any of these risks could be difficult to eliminate or manage, and may, in turn, adversely affect our business, financial condition, and results of operations.

Our use of AI tools may pose risks to our business and operations and subject us to legal liability.

The use of AI tools presents both risks and opportunities. We currently use AI tools in our business, including to generate code and other materials and for other internal uses. However, if we fail to continue to adopt or integrate these AI tools effectively and in a timely manner, our products, services and internal operations may become less competitive, less efficient or more costly relative to those of our competitors. As a result, we could lose market share, experience reduced demand for our solutions or fail to realize anticipated productivity and innovation benefits.

Our use of AI tools, or unauthorized use by others, may result in cybersecurity incidents, unauthorized disclosure of confidential information, inaccurate or biased outputs, or the introduction of vulnerabilities into our systems or products. While we maintain policies and security measures governing the use of AI tools designed to mitigate these risks, it is possible that our employees or contractors may use such tools in unauthorized ways. We may also face claims relating to intellectual property infringement, misuse of personal data or proprietary information, or noncompliance with open-source or other license requirements.

The legal and regulatory framework governing AI is evolving and may impose significant compliance costs or restrict our ability to use AI effectively. Vendors of AI tools may fail to protect data appropriately. Any of these risks could result in litigation, regulatory action, reputational harm, increased costs, operational disruption, or adverse effects on our business, financial condition and results of operations.

The market for edge AI services and products is relatively new, and may decline or experience limited growth, and our business is dependent on its clients' continuing adoption and use our services and products.

The edge AI market is relatively new and is subject to a number of risks and uncertainties. We believe that our future success will depend on the growth, if any, of this market and the use of our services and products.

If consumers do not recognize the need for and benefits of our services and products, then they may decide to adopt alternative services to satisfy some portion of their business needs. The market for our services and products could fail to grow significantly or there could be a reduction in demand for our services and/or products as a result of a lack of acceptance, technological challenges, competing services, a decrease in spending by current and prospective customers, weakening economic conditions and other causes. If the edge AI market does not experience significant growth, or demand for its services and/or products decreases, then our business, financial condition and results of operations could be adversely affected.

Customer demands for us to implement business practices that are more stringent than legal requirements may reduce our revenue opportunities or cause us to incur higher costs.

Some of our customers may require that we implement practices that are more stringent than those required by applicable laws with respect to labor requirements, the materials contained in our products, energy efficiency, environmental matters, or other items. To comply with such requirements, we may also require our third-party manufacturing partners to adopt such practices, as needed. Our third-party manufacturing partners may in the future refuse to implement these practices or may charge us more for complying with them. If certain of our third-party manufacturing partners refuse to implement the practices, we may be forced to source from alternate third-party manufacturing partners. The cost to implement such practices may cause us to incur higher costs and reduce our profitability, and if we do not implement such practices, such customers may disqualify us as a supplier, resulting in decreased revenue opportunities. Developing, enforcing, and auditing customer-requested practices at our own sites and in our supply chain will increase our costs and may require more personnel.

We may experience difficulties in transitioning to smaller geometry process nodes, and tapeouts in smaller nodes are more expensive.

In order to remain competitive, we have transitioned, and expect to continue to transition, our semiconductor products to be manufactured in accordance with increasingly smaller line width geometries. We periodically evaluate the benefits, on a product-by-product basis, of migrating our product designs to smaller geometry process nodes. We also evaluate the costs of migrating to smaller geometry process nodes, including both actual costs and opportunity costs related to the technologies we choose to forego. These complex transitions are imperative for us to remain competitive with the rest of the industry. We have been, and may continue to be, dependent on our relationships with our manufacturers to transition to smaller geometry processes successfully. We cannot ensure that the third parties we use will be able to effectively manage any future transitions. If we or any of our partners experience significant delays in a future transition or fail to efficiently implement a transition, we could experience reduced manufacturing yields, delays in product deliveries, and increased expenses, all of which could harm our relationships with our customers and our results of operations.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capabilities of our own. We are a fabless company, meaning that we do not own a semiconductor foundry, and we rely on a single third-party supplier for the fabrication of semiconductor wafers and on a limited number of suppliers of other materials, and the failure of any of our suppliers to provide us with wafers and other materials on a timely basis would harm our business, financial condition and results of operations.

We rely heavily on TSMC, which is the only producer of semiconductor wafers that are used in our products. If TSMC suspends operations or limits our allocation of wafers, our ability to manufacture such wafers would be materially impaired. Furthermore, any disruption in operations at TSMC could adversely affect our ability to meet end customer demand in a timely manner, or at all, which would lead to a reduction in our revenue and may adversely affect our reputation, end customer relationships and future sales orders, potentially resulting in long-term harm to our business. In addition, the locations of TSMC and our other suppliers present additional risks. See the section "—Risks Related to the Markets in Which We Operate and the Regulatory Landscape of Our Business".

In addition to TSMC, we purchase a number of key material and components used in the manufacture of our products from single or a limited number of suppliers. These suppliers, including TSMC, are in great demand and the lead-time to expand capacity could be long. From time to time, we have encountered shortages and delays in obtaining wafers at desired specifications and other components and materials and price increases, and we may encounter additional shortages and delays in the future. If we cannot supply our products due to a lack of components, including semiconductor wafers, or are unable to source materials from other suppliers or to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have long-term contracts with any of our suppliers and third-party manufacturers. As a result, any such supplier or third-party manufacturer can discontinue supplying wafers, components or materials to us at any time and without penalty. Moreover, we depend on the quality of such wafers, and other components and materials supplied by such suppliers and third-party manufacturers, over which we have limited control. Any one or more of our suppliers may become financially unstable as the result of global market conditions and geopolitical developments. Moreover, our suppliers' abilities to meet our requirements could be impaired or interrupted by factors beyond their control, such as natural disasters or other disruptions. In the event that any one or more of our suppliers is unable or unwilling to deliver us products and we are unable to identify alternative sources of supply for such materials or components on a timely basis, our business, financial condition and results of operations may be adversely affected. In addition, even if we identify any such alternative sources of supply, we could experience delays in testing, evaluating and validating materials or products of potential alternative suppliers or products we obtain through outsourcing. Qualifying new contract manufacturers, and specifically semiconductor foundries, is time consuming and might result in unforeseen manufacturing and operations problems. Furthermore, financial or other difficulties faced by our suppliers, or significant changes in demand for the components or materials they use in the products they supply to us, could limit the availability of those products, components or materials to us. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products.

Any of these challenges or delays could damage our relationships with our end customers, adversely affect our reputation and adversely affect our business, financial condition, results of operations and our ability to grow our business.

Our dependence on TSMC as our sole supplier of wafers exposes us to certain political, social and economic risks that may harm our business.

Deterioration in the political, social, business or economic conditions in the jurisdictions in which TSMC or other suppliers operate could slow or halt product shipments or disrupt our ability to manufacture, package, test or post-process products. In response, we could be forced to transfer our manufacturing, packaging, testing and post-processing activities to more stable, and potentially more costly, regions or find alternative suppliers. In particular, because we source all of our wafers from TSMC, located in Taiwan, our supply of wafers and other critical components may be materially and adversely affected by diplomatic, geopolitical and other developments affecting the relationship between Mainland China and Taiwan, or between the United States and Mainland China or

Taiwan. Since 1949, Taiwan and Mainland China have been separately governed. Although significant economic and cultural relations have been established between Taiwan and Mainland China in recent years, there can be no assurances that relations between Taiwan and Mainland China will not deteriorate. Any such developments could materially and adversely affect our business, financial condition and results of operations.

If we encounter sustained yield problems or other delays at our third-party wafer fabrication facilities or in the final assembly and test of our products, we may lose revenue and damage our end customer relationships.

The manufacture of our products, including the fabrication of semiconductor wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the wafer fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct. From time to time, we have experienced problems achieving acceptable yields at our third-party wafer fabrication suppliers, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins. In addition, changes in manufacturing processes required as a result of changes in product specifications, changing end customer needs and the introduction of new products have historically significantly reduced our manufacturing yields, resulting in low margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to obtain the supplies needed to deliver our components on a timely basis and harm our relationships with end customers, which could materially and adversely affect our business, financial condition and results of operations.

Raw material and engineered material availability and price fluctuations have in the past and may in the future increase the cost of our products, impact our ability to meet customer commitments, and may adversely affect our business, financial condition and results of operations.

Many major components, product equipment items, engineered materials, and wafers are procured or subcontracted on a single or sole-source basis. It is difficult to predict what effects shortages or price increases may have in the future. Our inability to fill our supply needs would jeopardize our ability to ship our products to our end customers on time and in the quantity required, which could, in turn, result in reduced sales and revenue and damage to our end customer relationships and future sales orders.

Furthermore, the cost of raw and engineered materials is a key element in the cost of our products. Increases in the price of silicon wafers, testing costs, and commodities, which would result in increased production costs have in the past, and may in the future, result in a decrease in our gross margins if we are unable to offset such cost increases or improve productivity. Moreover, our suppliers may pass the increase in engineered materials, raw materials and commodity costs to us which would further reduce the gross margin of our products. In addition, global market trends, such as a shortage of capacity to fulfill our fabrication needs, also may increase our raw material costs and thus decrease our gross margin.

Our revenue could be materially impacted by the failure of other component suppliers to deliver required parts needed in the final assembly of our end customers' end products.

The products we supply to our end customers are typically only a portion of the many components our end customers source from multiple suppliers in order to complete the final assembly of an end product. If one or more of these other component suppliers are unable to deliver to end customers components needed to assemble end products, our end customers may delay, or ultimately cancel, their orders from us.

Risks Related to the Markets in Which We Operate and the Regulatory Landscape of Our Business

We are a global company, which subjects us to additional business risks, including logistical and financial complexity, political instability and currency fluctuations.

We have established international subsidiaries and have opened offices in international markets to support our activities in Asia, the Americas and Europe, and we expect to continue to conduct business with companies that are located outside the United States, particularly in Asia. This has included the establishment of offices in Singapore, Taiwan and Mainland China for non-U.S. operations. We purchase wafers from foreign entities, have our products assembled and tested by subcontractors located in Asia, and supply our products to end customers located outside of the United States. Even end customers of ours that are based in the United States often use contract manufacturers based in Asia to manufacture their products, and these contract manufacturers typically purchase products directly from us. While we have reduced our net sales from end customers located in Mainland China from 50% for the year ended December 31, 2024 to 8.6% for the year ended December 31, 2025 (while increasing our net sales from end customers in the United States to 85.5% for the year ended December 31, 2025 from 48.1% for the year ended December 31, 2024), there can be no assurance that we will be continue to be successful in our efforts to replace the revenue that we received from our end customers in Mainland China. Additionally, our international operations are subject to a number of risks, including:

- Complexity and costs of managing international operations and related tax obligations, including for our offices outside of the United States;
- Trade tensions, geopolitical uncertainty, or governmental actions may lead non-U.S. end customers to favor products from non-U.S. companies which could put us at a competitive disadvantage and result in decreased end customer demand for our solutions and our end customers' products;
- Restrictions imposed on sensitive technologies from certain countries and sanctions or export controls imposed on end customers or suppliers may affect our ability to sell and source our products;
- Potential political, legal and economic instability, armed conflict, and civil unrest in the countries in which we and our end customers are located, including instability caused by the new and ongoing global conflicts;
- Unanticipated restrictions on our ability to sell to foreign end customers where sales of products and the provision of services may require export licenses or are prohibited by government action, unfavorable foreign exchange controls and currency exchange rates;
- Public health crises may affect our international operations, suppliers and end customers and we may experience delays in development, a decreased ability to support our end customers and reduced design win activity if the travel restrictions or business shutdowns or slowdowns continue for an extended period of time in any of the countries in which we, our suppliers and our end customers operate and do business;
- Uncertainties related to the enforcement of intellectual property rights in various jurisdictions, including any intellectual property rights that we may license to Taiwanese or Chinese entities, including any joint ventures we may form;
- Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs, including the impact of the Tax Cuts and Jobs Act, which has increased our effective tax rate, in part due to the impact of the requirement to capitalize and amortize foreign research and development expenses that commenced in 2022;
- Longer sales cycles and greater difficulty in accounts receivable collection and longer collection periods;
- Difficulties in enforcing contracts generally;
- High levels of distributor inventory subject to price protection and rights of return to us;
- Greater difficulty in hiring and retaining qualified personnel; and
- The need to have business and operations systems that can meet the needs of our business growth and international business and operating structure.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in the PRC could adversely affect us. Furthermore, the PRC government has significant oversight over our PRC subsidiaries' business conduct and may intervene or influence our operations in Mainland China. The PRC government has published policies that significantly affect certain industries other than ours, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

We are subject to government regulation, including import, export and economic sanctions laws and regulations that may expose us to liability and increase our costs or that may prohibit us from selling our products to specific targeted entities.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations (EAR), U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. These regulations may limit the export of our products and technology, and provision of services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorization. Exports of our products and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be adversely affected through reputational harm, government investigations, penalties, or denial or curtailment of our ability to export our products and technology. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology may have previously been, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets, prevent our end customers from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons or entities altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our solutions to potential end customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to specific targeted entities, or embargoed or sanctioned countries (including their governments, entities organized under their laws, and residents). Any deterioration in relations between the United States and Mainland China, Taiwan, the Middle East and other jurisdictions could lead to additional sanctions or export controls on such countries, regions, and specific individuals or entities, which could impact our ability to sell to or source components from such locales or otherwise negatively impact our business. In addition, trade regulations or other governmental actions targeted at one country or entity may impact other countries or entities. Any decreased use of our solutions or limitation on our ability to export or sell products to certain regions would adversely affect our business, financial condition and results of operations. For example, one of our largest end customers historically was Huawei, which is designated on the Entity List administered by the U.S. Department of Commerce Bureau of Industry and Security. Huawei accounted for approximately 41% of our net sales during 2024 and 0.1% of our net sales during 2025. Our sales to Huawei are subject to a license requirement from the U.S. Government for all items subject to the licensing jurisdiction of the EAR. To date, our sales to Huawei have been authorized pursuant to licenses granted by the U.S. Government, which require among other things that our products not be used in 5G-compatible devices. If we fail to comply with the terms of these licenses, we and certain of our employees could be adversely affected through reputational harm, government investigations, penalties, or denial or curtailment of our ability to export our products and technology in the future. Moreover, such licenses could be revoked or amended by the U.S. Government at any time, and there is no guarantee that the U.S. Government will authorize future sales to Huawei of existing or new products. We have one active license authorizing the sale of our products to Huawei, which expires on March 31, 2026. At this time, we have no intention of applying for any additional licenses related to Huawei. We may lose business opportunities as Huawei (or other non-U.S. end customers affected by future U.S. export control measures or trade sanctions) may respond to U.S. export controls and trade sanctions by developing their own alternative products to replace our products or by purchasing products from non-U.S. competitors.

In addition, our association with Huawei or other end customers that are or become subject to U.S. regulatory scrutiny or export restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or end customers, customers of our end customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or end customers, which could harm our business, financial condition and results of operations.

Our failure to comply with the Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws could subject us to penalties and other adverse consequences.

We have extensive international operations and a substantial portion of our business, particularly with respect to our manufacturing, assembly and testing processes, is conducted outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (FCPA), as well as the anti-corruption and anti- bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising authorizing or giving anything of value, directly or indirectly, to a "foreign government official" with the intent of improperly influencing the official's act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called "facilitation" payments. Though we maintain policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws, our employees or agents may nevertheless engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, cause significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our reputation and our stock price could be adversely affected if we become the subject of any negative publicity related to actual or perceived violations of anti-corruption or anti-bribery laws and regulations.

Our failure to comply with the Outbound Investment Security Program could subject us to penalties and other adverse consequences.

The Outbound Investment Security Program (OISP), issued to implement the "Executive Order on Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern" prohibits or requires notification of certain transactions involving U.S. persons and persons with a qualifying nexus to China (including Hong Kong and Macau) and specified covered activities in the semiconductors and microelectronics, quantum information technology, and artificial intelligence sectors. The OISP is a highly complex program with the potential for broad application, even with respect to entities and transactions outside of China.

At present, we are not a "covered foreign person" under the OISP such that U.S. person equity investments or other covered transactions would be implicated. However, as a U.S. company, the OISP has the potential to impact certain of our activities, including with respect to strategic mergers and acquisitions, investments, and development of certain JVs or new operations. Further, the OISP is likely to result in increased compliance burden and costs, which could adversely affect us.

Violations of the OISP may subject us or affiliated U.S. persons to civil or criminal penalties, government investigations, business disruption, and reputational harm.

Changes in U.S. or foreign trade policies, including the imposition of tariffs, and other factors beyond our control may adversely impact our business and operating results.

Geopolitical tensions and trade disputes can disrupt supply chains and increase the cost of our products. This could cause our products to be more expensive for customers, which could reduce the demand for or attractiveness of such products. In addition, a geopolitical conflict in a region where we operate could disrupt our ability to conduct business operations in that region. Countries also could adopt restrictive trade measures, such as tariffs, laws and regulations concerning investments and limitations on foreign ownership of businesses, taxation, foreign exchange controls, capital controls, employment regulations and the repatriation of earnings and controls on imports or exports of goods, technology, or data, any of which could adversely affect our operations and supply chain and limit our ability to offer our products and services as intended. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business operations and financial results.

Trade disputes, trade restrictions, tariffs and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty, including proposed 100% tariffs on imported semiconductors by the United States, may contribute to volatility in the price of our common stock.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions whether driven by trade tensions, political disagreements, or regulatory concerns may make customers, governments and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors.

Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design and geographic expansion.

While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. Trade restrictions could be adopted with little to no advanced notice, and we may not be able to effectively mitigate the adverse impacts from such measures. Political uncertainty surrounding trade or other international disputes also could have a negative impact on customer confidence and willingness to spend money, which could impair our future growth. Any of these events could increase the cost of our products, create disruptions to our supply chain and impair our ability to effectively operate and compete in the countries where we do business.

Risks Related to Our Financial Performance

Our quarterly revenue and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, this could prevent us from meeting our own guidance or expectations of securities analysts or investors.

We operate in a highly dynamic industry and our future operating results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly revenue and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our end customers, for example those in the personal consumer devices market, provide us with forecasts of their future requirements for our solutions, a significant percentage of our revenue in each quarter is dependent on sales that are booked and shipped during that quarter. As a result, accurately forecasting our operating results in any quarter is difficult. If our operating results do not meet the expectations of securities analysts and investors, our stock price would likely decline. Additional factors that can contribute to fluctuations in our operating results include:

- the rescheduling, increase, reduction or cancellation of significant end customer orders;
- the timing of end customer qualification of our products and commencement of volume sales by our end customers of systems that include our products;
- the timing and amount of research and development and sales and marketing expenditures;
- the rate at which our present and future end customers and end users adopt our solutions in our target end markets;
- the timing and success of the introduction of new solutions and technologies by us and our competitors, and the acceptance of our new solutions by our end customers;
- our ability to anticipate changing end customer product requirements;
- our gain or loss of one or more key end customers;
- the availability, cost and quality of wafers and other components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;
- the availability of production capacity at our third-party wafer fabrication facilities or other third-party subcontractors and other interruptions in the supply chain, including as a result of materials shortages, bankruptcies or other causes;
- changes in the manufacturing, assembly and testing costs of our products, including as a result of inflationary pressures;
- fluctuations in manufacturing yields;
- the changes in our product mix or end customer mix;
- competitive pressures resulting in lower than expected ASPs;
- the timing of expenses related to the acquisition of technologies or businesses;
- product rates of return or price concessions in excess of those expected or forecasted;
- the emergence of new industry standards;
- product obsolescence;
- unexpected inventory write-downs or write-offs;
- costs associated with litigation over intellectual property rights and other litigation;
- the length and unpredictability of the purchasing and budgeting cycles of our end customers;
- loss of key personnel or the inability to attract qualified management, technical, marketing and financial personnel;
- the quality of our products and any remediation costs;
- adverse changes in economic conditions in various geographic areas where we or our end customers do business;
- the general industry conditions and seasonal patterns in our target end markets, including the end user market;
- political developments related to Mainland China or Taiwan;
- other conditions affecting the timing of end customer orders or our ability to fill orders of end customers including end customers subject to export control or U.S. economic sanctions; and
- new or ongoing geopolitical events, threat of war or terrorist actions, or the occurrence of pandemics, epidemics or other outbreaks of disease, or natural disasters, and the impact of these events on the factors set forth above.

We may experience a delay in generating or recognizing revenue for a number of reasons. Open orders at the beginning of each quarter are typically lower than expected revenues for that quarter and are generally cancelable or reschedulable with minimal notice. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives and failure to fulfill such orders by the end of a quarter may adversely affect our operating results. Furthermore, we generally rely on end customers issuing purchase orders to buy our products rather than long-term supply contracts. In addition, we maintain a small infrastructure of facilities and human capital in several locations around the world and have a limited ability to reduce expenses. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenue or changes in levels of our end customers' forecasted demand could materially and adversely impact our business, financial condition and results of operations, which is exacerbated by the long lead time for certain raw and manufactured materials such that we are not able to quickly reduce costs upon reductions in end customer demand. Due to our limited ability to reduce expenses, in the event our revenue declines, or our revenue does not meet our expectations, it is likely that in some future quarters our operating results will decrease from the previous quarter or fall below the expectations of securities analysts and investors. As a result of these factors, our operating results may vary significantly from quarter to quarter and our stock price may decline. Accordingly, we believe that period-to-period comparisons of our results of operations should not solely be relied upon as indications of future performance.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

Our ability to operate and expand our business depends on the availability of adequate capital, which in turn depends on cash flow generated by our business and the availability of capital through debt and equity markets or other applicable financing arrangements. We believe that our existing cash resources, including proceeds from our IPO and 2026 follow-on offering, and anticipated cash received from sales of our products will be sufficient to finance our continued operations, growth strategy, planned capital expenditures and expenses for at least the next 12 months from the date of this Annual Report on Form 10-K. However, we have based this estimate on our current operating plans and expectations, which are subject to change, and we cannot assure you that our resources will be sufficient to meet our future liquidity needs. We may require additional capital to respond to business opportunities, challenges, acquisitions or other strategic transactions and/or unforeseen circumstances. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

- market acceptance of our products;
- the need to adapt to changing technologies and technical requirements;
- the existence of opportunities for expansion; and
- access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in dilution to our stockholders. Incurring debt would result in increased expenses and could result in covenants that would restrict our operations and our ability to incur additional debt or engage in other capital-raising activities. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow and support our business and respond to business opportunities and challenges could be significantly limited.

We could be subject to changes in tax rates or the adoption of new tax legislation, whether in or out of the United States, or could otherwise have exposure to additional tax liabilities, which could adversely affect our business, financial condition and results of operations.

As a multinational business, we are subject to income and other taxes in both the United States and various non-U.S. jurisdictions. Changes to tax laws or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could significantly increase our effective tax rate and reduce our cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate. Future changes in enacted tax rates could also negatively affect our results of operations. For example, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which includes a minimum tax equal to fifteen percent of the adjusted financial statement income of certain corporations as well as a one percent excise tax on share buybacks, effective for tax years beginning in 2023.

It is possible that the minimum tax could result in an additional tax liability over the regular federal corporate tax liability in a given year based on differences between book and taxable income (including as a result of temporary differences). On July 4, 2025, the U.S. enacted H.R. 1, also known as the One Big Beautiful Bill Act (the OBBBA). The OBBBA includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying domestic research and development expenses and permanent extensions of certain provisions of the Tax Cuts and Jobs Act.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the IRS) and state, local and non-U.S. taxing authorities. We exercise significant judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition and results of operations. Further changes in the tax laws of non-U.S. jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (the OECD). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We had federal and state net operating loss (NOLs) carryforwards of approximately $202.8 million as of December 31, 2025. Under current law, our NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the federal law. In addition, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation's ability to use its pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which may be outside our control). As a result, our ability to use our pre-change NOLs and tax credits to offset post-change taxable income, if any, could be subject to limitations. Similar provisions of state tax law may also apply. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our current and future proprietary technology and inventions, or if the scope of the patent protection obtained is not sufficiently broad, our ability to compete successfully and our business, financial condition and results of operations could be adversely impacted.

Our future success depends, in part, upon our proprietary technology and inventions. We seek to protect our proprietary technology and inventions, particularly those relating to the design of our products, through the use of patents. As of January 14, 2026, we owned 57 issued U.S. patents, 11 issued foreign patents, 13 pending U.S. patent applications and six pending foreign patent applications. The issued patents in the United States generally expire beginning in 2033 through 2042. Maintenance of patent portfolios, particularly outside of the United States, is expensive, and the process of seeking patent protection is lengthy and costly. While we intend to maintain our current portfolio of patents and to continue to prosecute our currently pending patent applications and file future patent applications when appropriate, the value of these actions may not exceed their expense. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, opposition, invalidation or circumvention or designed around by our competitors or declared invalid or unenforceable in judicial or administrative proceedings, and the rights granted under our patents may not provide us with meaningful protection or any commercial advantage. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Our existing issued and granted patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing technology. Although we enter into confidentiality agreements with parties who have access to confidential, proprietary or patentable aspects of our research and development output, such as our employees, consultants, service providers, and third parties with whom we have strategic relationships and business alliances, such agreements may be insufficient or any of these parties could breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection and prevent competitors from using our technology. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis. We also may not have the same scope of patent protection in every country where we do business. Additionally, it is difficult and costly to monitor the use of our intellectual property. It may be the case that our intellectual property is already being infringed, misappropriated, or otherwise violated, and infringement, misappropriation or other violations of our intellectual property may occur in the future without our knowledge. The difficulty and failure to identify any violations of our intellectual property rights could materially and adversely affect our business, financial condition and result of operations and hurt our competitive advantage.

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could adversely affect our business, financial condition and results of operations.

The semiconductor industry has experienced significant litigation involving patents and other intellectual property rights. From time to time, third parties, including non-practicing entities, allege intellectual property infringement by our products, our licensors' intellectual property, our end customers' products, or products using technologies or communications standards used in our industry. We periodically receive notices that claim we have infringed, misappropriated or otherwise violated other parties' intellectual property rights. As we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit, and some of our competitors have, and will in the future have, extensive portfolios of issued patents. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate, divert the attention of our management and scientific personnel, or require us to enter into costly royalty or licensing agreements, if available. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. If such parties were to assert their intellectual property rights against us, even if we believe we would have defenses against any such assertion, there can be no assurance that any such defenses will be successful.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could adversely affect our ability to commercialize our proprietary technology. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent or find that our proprietary technology did not infringe any such claims. As discussed above, the outcome of litigation under the laws of foreign jurisdictions is similarly uncertain. Further, even if we were successful in defending against any such claims, such claims could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business. Any claims successfully brought against us could subject us to significant liability for damages, which could include treble damages and attorneys' fees if we are found to willfully infringe a third party's patent, and we may be required to stop using technology or other intellectual property alleged to be in violation of a third party's rights.

We also receive communications from end customers or suppliers requesting indemnification for allegations brought against them by third parties. Some of these allegations may result in our involvement in litigation in the future. We have certain contractual obligations to defend and indemnify our end customers from certain infringement claims. Additionally, intellectual property infringement claims against our end customers could result in restrictions on their ability to sell their products in the U.S. or other geographic regions, which could have a material adverse effect on our business, financial conditions and results of operations.

Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us, such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties also may raise similar validity claims against our patents before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future proprietary technologies. Such a loss of patent protection could materially and adversely impact our business, financial condition and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could materially and adversely affect the trading price of our common stock. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Litigation or other legal proceedings relating to intellectual property claims can be complex and could distract our scientific and management personnel from their normal responsibilities. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.

Any litigation, regardless of its outcome or merit, could be time-consuming and expensive to resolve and could divert our management's time and attention. Intellectual property litigation also could force us to take specific actions, including:

- Cease using, selling or manufacturing certain products, solutions or processes;
- Attempt to obtain a license, which license may require the payment of substantial royalties or may not be available on reasonable terms or at all;
- Incur significant costs, time delays and lost business opportunities to develop alternative, non-infringing technologies or redesign solutions; or
- Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

There is a risk that our trade secrets, know-how and other confidential or proprietary information will be stolen, used in an unauthorized manner, or compromised, which could materially and adversely affect our business, financial condition and results of operations.

In addition to the protection afforded by patents, we rely on trade secret protection and contractual arrangements to protect our proprietary know-how, confidential information and technology that is not covered by our patents. Our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means, or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed, or other parties reverse engineering our products, solutions, components or processes.

We generally enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with service providers and other third parties, including those with whom we have strategic relationships and business alliances. Despite the contractual provisions employed, no assurance can be given that these agreements will be effective in controlling access to our proprietary information and trade secrets, and the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing products that are substantially equivalent or superior to ours. In addition, others may independently discover our trade secrets, and, in such cases, we may not be able to assert any trade secret rights against such parties.

We also rely on physical and electronic security measures to protect our confidential or proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our confidential or proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to protect and enforce our intellectual property rights. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.

Our registered or unregistered trademarks or trade names in the United States and in foreign jurisdictions may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks, and our current and future trademark applications may not be allowed or may subsequently be opposed. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential end customers. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, and we may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or end customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Moreover, effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every market in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could materially adversely affect our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other companies in our field, including our competitors or potential competitors, and many of our consultants are currently or were previously engaged by these companies. Although we try to ensure that our employees and consultants do not use the confidential or proprietary information or know-how of others in their work for us, we may in the future be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other confidential or proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or be subject to temporary or permanent injunctions against our solutions or processes. In addition, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our solutions, which would have a material adverse effect on our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and scientific personnel.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self- executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own could materially and adversely affect our business, financial condition and results of operations.

We, and the third parties with whom we work with, are subject to stringent and evolving U.S. and foreign laws, regulations, rules, standards, contractual obligations, policies, and other obligations, related to data privacy and cybersecurity. Our (or the third parties with whom we work with) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

The legislative and regulatory framework for data privacy and protection and cybersecurity issues worldwide is rapidly evolving. In the ordinary course of business, we collect, receive, store, handle, transfer, use, make accessible, protect, secure, transmit, share, and otherwise process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Our data processing activities subject us to numerous data privacy and cybersecurity obligations, such as various laws, regulations, rules, guidance, industry standards, external and internal privacy and cybersecurity policies, contractual requirements, and other obligations that govern the processing of personal data by us and on our behalf.

In the United States, federal, state, and local governments have enacted numerous data privacy and cybersecurity laws, including data breach notification laws, personal data privacy laws, wiretapping laws, and consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act). For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (CCPA), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses subject to the CCPA to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA, among other things, gives California residents the right to access, delete and opt out of certain sharing of their information and imposes penalties for failure to comply, including allowing for private litigants affected by certain data breaches to recover significant statutory damages.

The enactment of the CCPA has led a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition and results of operations. Many states have passed or are considering passing comprehensive data privacy legislation, and additional states could adopt data privacy legislation that may include more stringent data privacy requirements. Further, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards, it may require costly and difficult efforts to achieve compliance with such laws. All 50 states have passed some form of legislation relating to data privacy or cybersecurity (for example, all 50 states have enacted laws requiring disclosure of certain personal data breaches). At the federal level, the United States Congress is considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations, such as the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and security. These state statutes, and other similar state or federal laws, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses.

Outside the United States, an increasing number of laws, regulations, rules, and industry standards govern data privacy and cybersecurity. Many foreign countries and governmental bodies, including throughout Europe, Asia and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection, use, handling, transfer and other processing of personal data and other data obtained from their residents or by businesses operating within their jurisdictions that are more restrictive than those in the United States. For example, the European Union's General Data Protection Regulation (EU GDPR), the United Kingdom's GDPR (UK GDPR) (collectively, GDPR), and China's Personal Information Protection Law (PIPL) impose strict requirements for the collection, processing and transfer of personal data. For example, under the GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million Euros (in the case of the EU GDPR), 17.5 million pounds sterling (in the case of the UK GDPR), or in each case, up to 4% of annual global revenue, whichever is greater. It may also lead to civil litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, with the risks of damages or injunctive relief. In addition, an actual or asserted violation of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of our data, enforcement notices and/or assessment notices (for a compulsory audit).

We also target customers in Asia and may be subject to new and emerging data privacy regimes in Asia including China's PIPL, Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act. China's PIPL shares certain similarities with the GDPR, including extraterritorial application, requirements for data minimization, data localization, and purpose limitation, and obligations to provide certain notices and rights to citizens of the PRC. The PIPL allows for fines of up to 50 million Renminbi or 5% of a covered company's revenue in the prior year. India's new privacy legislation, the Digital Personal Data Protection Act, may also apply to our operations.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe, as well as other jurisdictions, have enacted data localization laws and cross-border personal data transfer laws, which could make it more difficult to transfer information across jurisdictions. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. For example, absent appropriate safeguards or other circumstances, the EU GDPR generally restricts the transfer of personal data to countries outside of the EEA, that the European Commission does not consider to provide an adequate level of data privacy and cybersecurity. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Additionally, existing mechanisms that facilitate cross-border personal data transfers such as the EEA standard contractual clauses (SCC), the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Further, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data.

These developments regarding cross-border data transfers have created uncertainty and increased the risk around our international operations and may require us to review and amend the legal mechanisms by which we make or receive personal data transfers to the United States and other jurisdictions. We may, among other things, be required to implement additional or different contractual and technical safeguards for any personal data transferred out of the EEA, which may increase compliance costs, lead to increased regulatory scrutiny or liability, may require additional contractual negotiations, may impose operational burdens or limitations, and may materially and adversely impact our business, financial condition and results of operations. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face significant adverse consequences, including the interruption or degradation of our operations, increased exposure to regulatory actions, substantial fines and penalties, and injunctions against processing or transferring personal data from Europe or other foreign jurisdictions. The inability to import personal data to the United States and other countries could significantly and negatively impact our business operations including by limiting our ability to collaborate with partners, vendors, and other third parties that are subject to such cross-border data transfer or localization laws, or requiring us to increase our personal data processing capabilities and infrastructure in foreign jurisdictions at significant expense. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with data privacy, data protection, and cybersecurity standards, rules, and protocols imposed by law, regulation, industry standards, or contractual obligations. We publish data privacy statements and other policies regarding privacy, data protection, and cybersecurity. Regulators in the United States are increasingly scrutinizing these statements, and if these policies are found to be deficient, lacking transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences. We are also bound by contractual obligations related to data privacy, data protection, and cybersecurity and our efforts to comply with such obligations may not be successful or may have other negative consequences.

Obligations related to data privacy and cybersecurity (including and consumers' data privacy expectations) are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our solutions, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Despite our efforts to comply with all applicable data privacy and cybersecurity obligations, it is possible that our interpretations of the law, regulations, rules, standards, practices, or policies could be inconsistent with, or fail or be alleged to fail to meet all requirements of such obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we, or the third parties with whom we work, fail, or are perceived to have failed, to address or comply with data privacy and cybersecurity obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar), litigation (including class-related claims) and mass arbitration demands, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing data privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers, interruptions or stoppages in our business operations, interruptions or stoppages of data collection needed to train our algorithms, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our solutions, expenditure of time and resources to defend any claim or inquiry, adverse publicity, or revision or restructuring of our operations. Even if not subject to legal challenge, the perception of concerns relating to data privacy, data protection, or cybersecurity, whether or not valid, could materially and adversely affect our business, financial condition and results of operations.

Our use of open source software could compromise the proprietary nature of our software, or the software we develop for our clients, and expose us to other legal liabilities and technological risks.

Our solutions and technology incorporate open source software, and we expect to continue to incorporate open source software in our business in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. Certain open source licenses may give rise to requirements to disclose or license our proprietary source code or make available any derivative works or modifications of the open source code on unfavorable terms or at no cost, and we may be subject to such terms if such open source software is combined, linked, or otherwise integrated with our proprietary software in certain ways. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. Although we believe that we have complied with our obligations under the applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses. As a result, the potential impact of these terms is uncertain and may result in unanticipated obligations or restrictions regarding those of our products, technologies or solutions affected.

If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, and could be subject to significant damages and required to comply with onerous conditions or restrictions on the use of our proprietary software. In any of these events, we could be required to seek licenses from third parties and pay royalties in order to continue using the open source software necessary to operate our business, or we could be required to discontinue use of our website and software in the event re-engineering cannot be accomplished on a timely basis. Additionally, the use of open-source software can lead to vulnerabilities that may make our solutions, software and technology susceptible to attack, and although some open-source vendors provide warranty and support agreements, it is common for such software to be available "as is" with no warranty, indemnity, support, or other contractual protection regarding infringement claims or the quality of the code. Any of the foregoing could require us to devote additional research and development resources to re-engineer our website and software, could result in customer dissatisfaction, could allow our competitors to create similar technology with lower development effort and time and may adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Common Stock

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise could dilute the ownership and voting power of existing stockholders.

Our amended and restated certificate of incorporation authorizes us to issue shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock from time to time, for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with a financing, an acquisition, an investment, our stock incentive plans or otherwise. Such additional shares of our common stock or such other securities may be issued at a discount to the market price of our common stock at the time of issuance. In addition, our amended and restated certificate of incorporation authorizes us to issue shares of preferred stock with such rights and preferences as may be determined by our board of directors. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock. Any issuance of such securities could result in substantial dilution to our existing stockholders and cause the market price of shares of our common stock to decline.

We do not expect to declare or pay any cash dividends on our common stock for the foreseeable future.

We do not expect to pay cash dividends on our common stock for the foreseeable future. Consequently, investors must rely on sales of their shares of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase shares of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the DGCL affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.

Provisions in our amended and restated certificate of incorporation and bylaws provide and the DGCL contains anti-takeover provisions that could prevent or discourage a takeover.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent an unsolicited merger, acquisition or other change in control of our company that stockholders may consider to be in their best interest, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

- a classified board of directors with three-year staggered terms, which may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management;
- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- the exclusive right of our board of directors to elect a director to fill a vacancy created by, among other things, the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors;
- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the required approval of the holders of at least two-thirds of the shares of common stock entitled to vote at an election of directors to amend or repeal our bylaws or amend the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may be called only by a majority of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at an annual meeting or special meeting of stockholders, which may discourage or delay a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us until the next stockholder meeting or at all.

Our amended and restated certificate of incorporation includes forum selection clauses, which could discourage claims or limit stockholders' ability to make a claim against us, our directors, officers, other employees or stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of the Company; (b) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or the Company's stockholders; (c) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL or our certificate of incorporation or bylaws; (d) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder), (e) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (f) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal- affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Notwithstanding the foregoing, the Securities Act forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. These forum selection clauses may discourage claims or limit stockholders' ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce these forum selection clauses is low, if a court were to determine a forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 of the Securities Act.

In connection with our follow-on public offering that closed on January 26, 2026, we, all of our directors and executive officers, the selling stockholders and certain other stockholders entered into lock-up agreements that restrict our and their ability to sell or transfer shares of our common stock and/or securities convertible into or exercisable or exchangeable for our common stock, for a period of 90 days following the effective ate of the registration statement of the offering, subject to certain limited exceptions, without first obtaining the written consent of BofA Securities, Inc. and UBS Securities LLC. Unless earlier released, approximately 1.9 million shares of common stock held by our directors, executive officers and other stockholders subject to these lock-up agreements will become eligible for sale upon expiration of the lock-up period on April 22, 2026, subject to volume limitations under Rule 144 in the case of our directors, executive officers and other affiliates.

In addition, we have filed one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock subject to outstanding stock options and shares that will be issuable pursuant to future awards granted under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

The holders of approximately 18.3 million shares of our common stock have rights, subject to certain conditions, to require us to file registration statements for the public resale of shares of our common stock or to include such shares in registration statements that we may file for us or other stockholders. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the price of our common stock to decline or be volatile.

Our stock price has been and may continue to be volatile, and investors in our common stock may not be able to resell shares of our common stock at or above the price paid, or at all.

There was no public market for our common stock prior to the IPO. An active market in our common stock may not continue to develop or it may not be sustainable or liquid enough for you to sell your shares. Our common stock is listed on the New York Stock Exchange and there is no assurance that an active trading market will continue to develop. In addition, we intend to list our common stock on the Singapore Exchange (SGX) in the future but we may not ultimately pursue, or fail to receive clearance to complete, a listing on the SGX. Any failure to complete a listing on the SGX could limit our access to additional capital, reduce the liquidity of our securities in certain markets, and have a negative impact on our business. Moreover, the trading price and volume of our common stock has been and is likely to continue to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- variations in our actual or anticipated annual or quarterly operating results or those of others in our industry;
- results of operations that otherwise fail to meet the expectations of securities analysts and investors;
- changes in earnings estimates or recommendations by securities analysts, or other changes in investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives, including as a result of reports of short sellers;
- market conditions in the semiconductor industry;
- publications, reports or other media exposure of our solutions or those of others in our industry, or of our industry generally;
- announcements by us or others in our industry including our competitors, or by our or their respective suppliers, distributors or other business partners, regarding, among other things, announcements of new solutions, significant contracts, price reductions, capital commitments or other business developments, the entry into or termination of strategic transactions or relationships, securities offerings or other financing initiatives, and public reaction thereto;
- general economic and political conditions, such as the effect of new and ongoing global conflicts, global health crises, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism;
- imposition of trade or similar sanctions by the United States or other countries in which we operate or do business;
- commencement of, or involvement in, litigation, in particular, litigation concerning our intellectual property;
- additions or departures of key management personnel;
- regulatory actions involving us or others in our industry, or actual or anticipated changes in applicable government regulations or enforcement thereof;
- the development and sustainability of an active trading market for our common stock;
- sales, or anticipated sales, of large blocks of our common stock; and
- technical factors in the public trading market for our common stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities and short selling reports, access to margin debt, trading in options and other derivatives on our common stock and any related hedging or other technical trading factors.

Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These and other factors may cause the market price and demand for our common stock to fluctuate significantly, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our core business operations.

General Risks

We have incurred and expect to continue to incur significantly increased costs as a result of operating as a company whose common stock is publicly traded in the United States.

As a public company in the United States, we have incurred, and expect to continue to incur, significant legal, accounting, and other expenses that we did not incur prior to our IPO. These expenses will likely be even more significant after we no longer qualify as a smaller reporting company or an emerging growth company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to attract and retain qualified members of our board of directors as compared to a private company. In particular, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We have hired additional accounting and financial staff, and engaged outside consultants, all with appropriate public company experience and technical accounting knowledge, which increased our operating expenses.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes- Oxley Act and the rules and regulations of the applicable listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that are necessary to operate as a public company or with adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes- Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our first annual report filed with the SEC when we are no longer an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (JOBS Act) and we are an "accelerated filer" or a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which will not occur until at least our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our common stock.

We previously identified a material weakness in our internal control over financial reporting, and we may experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting.

As a public company, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act , so that our management can certify as to the effectiveness of our internal controls over financial reporting, beginning with our second annual report on Form 10-K. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an "emerging growth company," as defined in the JOBS Act and we are an accelerated filer or large accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse if a material weakness is identified.

In connection with the preparation of our consolidated financial statements for December 31, 2024 and 2023, we determined that a material weakness existed within the internal controls over financial reporting. The material weakness identified relate to controls to address segregation of certain accounting duties and information technology controls. We concluded that the material weakness in our internal control over financial reporting occurred because we did not have the necessary business processes, systems, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

To remediate the material weakness, we implemented a new financial system and enhanced control procedures to mitigate segregation of duties. We have also implemented additional review controls and processes that require additional levels of review by those charged with financial governance of our company. This material weakness was fully remediated as of December 31, 2025, however, we cannot assure you that we have identified all material weaknesses.

In the future, it is possible that additional material weaknesses or significant deficiencies may be identified. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business, financial condition and results of operations and reduce our stock price.

If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, our independent registered public accounting firm may not issue an unqualified opinion. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

We are an "emerging growth company," and a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we could remain an emerging growth company until December 31, 2030. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:

- not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
- not being required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency," and "say-on-golden-parachutes"; and
- not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

We have elected to take advantage of certain reduced disclosure obligations and we may elect to take advantage of these and other reduced reporting requirements in the future. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we are no longer an emerging growth company or affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained herein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our common stock less attractive because of our reliance on these exemptions. If some investors do find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until December 31, 2030 or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which will occur as of the end of any fiscal year in which (x) the market value of our common equity held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) we have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

If equity research analysts or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or equity research analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, stock price or otherwise, our stock price would likely decline. In addition, if we fail to meet the expectations of our results published by these analysts, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

We have implemented and maintain various information security policies and processes designed to identify, assess, and mitigate cybersecurity risks. These policies and processes are intended to protect the confidentiality, integrity, and availability of our critical information systems and our critical data, including intellectual property and confidential information that is proprietary, strategic, or competitive in nature ("Information Systems and Data").

Our information security function and engineering operations team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods appropriate to our operations including, for example, manual tools and automated tools, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating threats reported to us, engaging in audits, engaging third parties to conduct threat assessments, and conducting vulnerability assessments.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures and procedures designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, incident detection and response, disaster recovery/business continuity plans, risk assessments, encryption of data, network security controls, access controls, physical security, asset management, tracking and disposal, systems monitoring, employee training, and cybersecurity insurance.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example, cybersecurity software providers. Additionally, we use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, contract research organizations, contract manufacturing organizations, distributors, and supply chain resources. We have vendor management processes to manage cybersecurity risks associated with certain of these providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider. We also maintain risk-based processes to assess and review the cybersecurity practices of certain of our third-party vendors and services providers prior to onboarding, including through review of System and Organization (SOC) reports provided by potential vendors and the inclusion of security requirements in contracts, as appropriate. Employees are required to complete regular cybersecurity awareness training designed to raise awareness of cybersecurity threats.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part I. Item 1A. Risk Factors in this Annual Report on Form 10-K, including *"If our information technology systems or data, or those of third parties, such as vendors and suppliers, with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences."*

Governance Related to Cybersecurity Risks

Our board of directors ("Board") addresses our cybersecurity risk management as part of its general oversight function. The Board is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Engineering Advisor who oversees IT and information security, in connection with our IT personnel. The Engineering Advisor is responsible for day-to-day implementation, management and evaluation of our cybersecurity risk assessment and management processes. This team has primary responsibility for our overall cybersecurity risk management program, including monitoring the detection, prevention, mitigation, and remediation of cybersecurity incidents, and works in partnership with our other business leaders, including our executive management team. The Engineering Advisor supervises both our internal cybersecurity personnel and any retained external cybersecurity consultants.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including the Engineering Advisor. The Engineering Advisor works with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response processes include reporting to the audit of the board of directors for certain cybersecurity incidents.

The Board receives periodic reports from our IT function, including our Engineering Advisor, concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The Board also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties.

Our principal executive offices are located in a leased facility in Austin, Texas, consisting of approximately 12,500 square feet of office space under a lease expiring in June 2026. This facility accommodates our principal engineering, sales, marketing, operations, finance, and administrative activities. We also lease offices in Taiwan, Singapore, and Mainland China. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on commercially reasonable terms for lease to meet future needs. For additional information, see Note 10-*Leases* in the notes to consolidated financial statements, included in Item 8 of Part II in this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

We are currently not party to and our property is not subject to any material pending legal proceedings. However, from time to time, we may become involved in legal proceedings or subject to claims that arise in the ordinary course of our business activities. Regardless of the outcome, such legal proceedings or claims could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock began trading on the New York Stock Exchange under the symbol "AMBQ" on July 30, 2025. Prior to that date, there was no public trading market for our common stock.

Holders of our Common Stock

On March 2, 2026, there were 286 holders of record of our common stock. Since many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these record holders.

Dividends

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying dividends for the foreseeable future. The payment of any future dividends will be at the discretion of our Board and will depend on our results of operations, capital requirements, financial condition, and other factors that our Board may deem relevant.

Use of Proceeds from Initial Public Offering

On July 31, 2025, we closed our initial public offering of our common stock pursuant to a registration statement on Form S-1 (File No. 333-288497), as amended, which was declared effective by the SEC on July 29, 2025, and a registration statement on Form S-1 (File No. 333-289060), which was deemed effective on July 29, 2025.

There has been no material change in our use of the net proceeds from the IPO from that described in the Final Prospectus dated July 29, 2025 and filed with the SEC pursuant to Rule 424(b)(4) on July 31, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our historical consolidated financial statements and related notes thereto included in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. You should carefully read the "Risk Factors" section of this Annual Report on Form 10-K to gain an understanding of the important factors that could cause actual results to differ materially from forward-looking statements. Please also see the section titled "Special Note Regarding Forward-Looking Statements."

Overview

We are a pioneer and leading provider of ultra-low power semiconductor solutions designed to address the significant power consumption challenges of general purpose and Artificial Intelligence (AI) compute – especially at the edge.

Our customers rely on Ambiq to deliver AI compute closer to end users (edge environments) where power consumption challenges are the most severe. We seek to drive growth in AI adoption at the edge in the personal devices, medical/healthcare, industrial edge, and smart home and building markets and continue to set new standards in edge AI performance and power efficiency. Over time, we expect to integrate our ultra-low power technology into additional chip products that benefit from greater power efficiency, including high-performance compute applications such as AI data centers and automotive.

To date, a majority of AI compute has been deployed in data centers due to its large physical scale and the need for wall plug energy, as AI compute requires enormous and steady energy resources. At the edge, however, power limitations have been especially acute due to small device size and limited battery life. We believe this greatly constrains the potential of AI to improve our daily on-the-go lives. Enabling AI at the edge, where the action takes place, with vastly improved power efficiency will allow faster real-time decision-making due to data proximity, greater data privacy, higher energy efficiency from reduced network usage, and less dependence on constant costly connections to the cloud. We believe new AI use cases will only be possible if edge devices are much more power efficient.

Our proprietary Sub-threshold Power Optimized Technology (SPOT®) platform is designed to fundamentally and cost-effectively reduce power consumption of battery- and wireline-powered devices alike. Depending on the application, devices incorporating SPOT demonstrate a two to five times reduction in power consumption compared to conventional integrated circuit designs. SPOT is a ground-breaking approach at the chip design level that incorporates sub- and near-threshold hardware, without using expensive manufacturing processes.

We provide a full stack solution encompassing tightly integrated hardware and software. Our solutions include a diverse family of systems-on-chip (SoCs) and the software required to enable on-chip AI processing, general compute, sensing, security, storage, wireless connectivity, and advanced graphics. Our SoC solutions deliver compute at a very small fraction of the power consumed by our competitors' products.

Our ultra-low power SoCs serve a wide range of markets requiring on-device and real-time AI, including smartwatches and fitness trackers, augmented and virtual reality (AR/VR) glasses, smart rings, digital health monitors, security systems and access control, livestock tracking, crop monitoring, and factory automation. These devices increasingly offer on-chip AI-powered features such as speech recognition, domain-specific language models, image and video processing, and sensing, further straining power consumption, which our solutions are positioned to address.

Body-worn AI devices drive a significant portion of our revenue today and often require weeks of battery life while running advanced AI-driven features. These devices increasingly offer on-chip AI-powered features such as speech recognition, domain-specific language models, image and video processing, and sensing, further straining power consumption, which our solutions are positioned to address.

As global demand for our SoC solutions accelerates, our sales and marketing efforts are increasingly focused on our end customers in target geographies such as the United States, Europe and Asia (ex-Mainland China).

For the twelve months ended December 31, 2025 and 2024, we generated net sales of $72.5 million and $76.1 million, respectively, and a net loss of $36.5 million and $39.7 million, respectively. As of December 31, 2025, we had accumulated deficit of $356.7 million.

Equity Offerings

On July 31, 2025, we completed an IPO, in which we issued and sold 4,600,000 shares of common stock, inclusive of the exercise in full of the underwriters' option to purchase 600,000 additional shares. We received net proceeds of $102.7 million after deducting underwriting discounts and commissions of $7.7 million, but before offering expenses. In connection with the IPO, all shares of redeemable convertible preferred stock then outstanding automatically converted into an aggregate of 12,729,240 shares of common stock.

On January 26, 2026, we completed a follow-on offering of 2,679,600 shares of common stock, at a public offering price of $31.00 per share, of which 2,636,651 shares were issued and sold by the Company and 42,949 shares offered by certain selling stockholders. We received net proceeds of $76.8 million after deducting underwriting discounts and commissions of $4.9 million, but before offering expenses of $1.5 million. We did not receive any proceeds from the sale of shares by the selling stockholders.

Key Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors including those described under "Risk Factors" and elsewhere in this Annual Report on Form 10-K and the following key factors. While these factors present significant opportunities for us, they also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

End Customer Concentration

We believe that our operating results for the foreseeable future will continue to depend to a significant extent on sales attributable to certain end customers. Our largest end customer historically has accounted for a large portion of our sales, representing approximately 35.6% and 40.9% of our net sales for the years ended December 31, 2025 and 2024. In addition, our top ten end customers for the years ended December 31, 2025 and 2024, accounted for 95.6% and 96.7% of our net sales, respectively.

We have demonstrated strong end customer growth with technology leaders validating our technology platform and our robust product offerings. We work with our end customers at the front end of their design cycles, helping them develop next-generation products. The collaborative nature of these relationships provides us with enhanced visibility into our end customers' future requirements, allowing us to expand our business and increase our content in future products.

Product Development and Adoption

We develop and sell leading-edge ultra-low power SoCs, tightly bundled with software and various other solutions that combine 32-bit microcontrollers (MCUs) with wireless connectivity and additional circuitry, such as graphics processing units, serial interfaces, and analog-to-digital interfaces. Our success is dependent on end customers adopting our new technology and preferring our products over competing offerings or technologies.

Our current end customer products are characterized by rapidly changing technologies, industry standards and technological obsolescence. We work closely with our end customers to understand their product roadmaps and strategies to forecast their future needs, which significantly influence our technology roadmap and development priorities. Our revenue performance is dependent on our ability to continually develop and introduce new products to meet the changing technology and performance requirements of the market and our end customers. Maintaining our competitive advantage is critical to our financial performance. We continue to expect to make significant investments in research and development, and our research and development expenses in a particular period may be significantly impacted by a specific product launch or engineering initiatives that we have undertaken to maintain our competitiveness or expand our product portfolio.

Unit Price and Volume and Gross Margins

Our revenue is driven by the number of units and average selling price (ASP) of our products, which can fluctuate from period to period based on the timing of our product lifecycle. The ASPs of our products vary significantly. While the ASP of any individual product generally decreases over time, our average ASPs have historically increased as we continue to introduce new higher-end products with higher ASPs.

Our product gross margins may fluctuate from period to period due to changes in our average selling price per unit due to new product launches and existing product mix with our end customer base. Our gross margins are also impacted by any changes to our manufacturing yield and wafer assembly and testing costs. We routinely experience increased prices for silicon wafers, packaging, printed circuit boards, and testing costs, which are used in our manufacturing process. As a result, our gross margins are impacted by our ability to offset any increases in our cost structure through increased prices, productivity improvements, or other means.

Cyclical Nature of the Semiconductor Industry

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Historically, the industry has experienced significant downturns during global recessions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party wafer fabrication and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our products and we can provide no assurance that adequate capacity will be available to us in the future. Any downturns or upturns in the semiconductor industry could harm our business, financial condition and results of operations. Our revenue has historically been subject to some seasonal variation. However, with rapid changes in technology development and our markets, the seasonal factors that affect our business may change from time to time.

Geographical Concentration

As we focus on creating meaningful benefits to our end customers for their edge AI capabilities, we are shifting our geographic concentration. Historically, our sales were significantly concentrated with end customers in Mainland China. Given geopolitical concerns, subsidized competitors creating a price sensitive environment in Mainland China and our desire to service new markets in medical/healthcare, industrial edge, and smart home and buildings, we continue to prioritize our management and sales efforts toward other meaningful geographies. As a result, we have experienced a substantial shift over the last year in our underlying geographical concentration. For example, in 2024, 50.0% of our net sales were to end customers in Mainland China, as compared to 8.6% in 2025. We currently anticipate this trend will continue in 2026 and beyond. This shift resulted in a significant margin improvement in 2025 given the value our products bring to end markets outside of Mainland China.

Additionally, we source all of our wafers from TSMC, located in Taiwan. Deterioration in the political, social, business or economic conditions in the jurisdictions in which TSMC or other suppliers operate could slow or halt product shipments or disrupt our ability to manufacture, package, test or post-process products. In response, we could be forced to transfer our manufacturing, packaging, testing and post-processing activities to more stable, and potentially more costly, regions or find alternative suppliers. Therefore, our supply of wafers and other critical components may be materially and adversely affected by certain political, social and economic risks which could adversely affect our business, financial condition and results of operations.

Economic Volatility

Our sales and gross margin depend significantly on general economic conditions and the demand for products in the markets where our end customers compete. Weaknesses in the global economy and financial markets, including the impact of new and ongoing global conflicts, may in the future lead to lower demand for our end customers' products that incorporate our products. Volatile and/or uncertain economic conditions, including increased inflation rates and the imposition of tariffs in the United States and abroad can adversely impact sales and gross margin and make it difficult for us to accurately forecast and plan our future business activities. In addition, any disruption in the credit markets could impede our access to capital, which could be further adversely affected if we are unable to obtain or maintain favorable credit ratings. If we have limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available to us on acceptable terms or at all.

Components of our Operating Results

Net Sales

We are a products-focused business. Our net sales are recognized when control of our products is transferred to our customers for consideration that we expect to receive for our products, net of returns and allowances. Our net sales are driven by the average selling price of our products, product volumes, and mix of products sold. Our end customers represent the actual user of our product, whether sold directly to or through a distributor.

Cost of Sales

Our cost of sales includes the cost of purchasing finished wafers manufactured by independent foundries and costs associated with the assembly, testing, shipping and handling of products along with allocated costs for salary, stock compensation and related benefits for personnel involved in the manufacturing of our products. Cost of sales also includes depreciation for equipment and photomasks supporting the manufacturing process, write downs of inventory, sell-through of products previously reserved for, IP royalties, licensing fees, logistics, quality assurance, warranty, and other costs incurred by us.

Operating Expenses

Our operating expenses are categorized as research and development costs or selling, general, and administrative expenses and classified based on the descriptions below:

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of compensation-related expenses, including salaries, benefits, and stock-based compensation expense for employees that support our research and development organization, external consulting and services costs, licensing fees, equipment tooling and allocations of other costs we incur. Assets purchased to support our ongoing research and development activities are capitalized when related to products that have achieved technological feasibility or have an alternative future use and are amortized over their estimated useful lives. We expect research and development costs to increase as a public company as we intend to reinvest our proceeds into our future product development and the expansion of our current product offerings.

Selling, General, and Administrative Expenses

Our selling, general, and administrative expenses consist of compensation-related expenses, including salaries, benefits, and stock-based compensation expense for employees that support our sales, finance, human resources, marketing, and other corporate functional support. Selling, general, and administrative also includes insurance costs, rent and lease expenses, travel and entertainment, and general corporate expenses, such as accounting, audit, legal, regulatory, and tax compliance. We expect selling, general, and administrative expenses to increase in absolute dollars as we incur increased accounting, legal and professional fees and other costs associated with being a public company.

Other Income (Expense), net

Other income (expense), net reflects interest income generated from our cash on hand being invested in interest-bearing accounts. Our other expenses are principally the mark-to-market valuation of our warrant liabilities and the impact of foreign exchange gains and losses on our results.

Provision for Income Taxes

Our provision for income taxes includes federal, foreign and state taxes. Income taxes are accounted for using the asset and liability method.

Results of Operations

The results of operations data in the following tables for the periods presented have been derived from the audited consolidated financial statements included in this Annual Report on Form 10-K.

Comparison of Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for each of the past two years:

	Year Ended December 31,		
	2025		2024
	(in thousands)		
Net sales	$	72,514	$	76,067
Cost of sales		40,419		51,776
Gross profit		32,095		24,291
Operating expenses:				
Research and development		38,486		37,168
Selling, general and administrative		33,152		27,736
Loss from operations		(39,543)		(40,613)
Other income, net		3,122		980
Loss before income taxes		(36,421)		(39,633)
Provision for income taxes		40		28
Net loss	$	(36,461)	$	(39,661)

The following table summarizes the results of our operations for each of the past two years as a percentage of net sales. All percentage amounts were calculated using the underlying data:

	Year Ended December 31,	
	2025	2024
Net sales	100.0%	100.0%
Cost of sales	55.7%	68.1%
Gross profit	44.3%	31.9%
Operating expenses:		
Research and development	53.1%	48.9%
Selling, general and administrative	45.7%	36.5%
Loss from operations	(54.5)%	(53.4)%
Other income, net	4.3%	1.3%
Loss before income taxes	(50.2)%	(52.1)%
Provision for income taxes	0.1%	0.0%
Net loss	(50.3)%	(52.1)%

Net Sales
(in thousands, except percentages)

	Year Ended December 31,				% Change
	2025		2024		
Net sales	$	72,514	$	76,067	(4.7)%

Net sales decreased $3.6 million or 4.7% in 2025 from $76.1 million in 2024. Sales to our end customers outside of Mainland China for 2025 and 2024 were $66.3 million and $38.1 million respectively. Sales to our end customers in Mainland China for 2025 and 2024 were $6.2 million and $38.0 million, respectively.

These increases in sales outside of Mainland China and the decreases in sales for Mainland China were due to our strategic prioritization of sales to higher margin opportunities.

Gross Profit and Gross Margin
(in thousands, except percentages)

	Year Ended December 31,		% Change
	2025	**2024**	
Gross profit	$ 32,095	$ 24,291	32.1%
Gross margin	44.3%	31.9%	

Gross profit increased $7.8 million, or 32.1%, to $32.1 million in 2025 from $24.3 million in 2024, representing an overall gross margin increase of 1,240 basis points, to 44.3% in 2025 from 31.9% in 2024 . Gross profit increased due to our strategic prioritization of sales with higher margin opportunities outside of Mainland China, where the end customers utilize our product to achieve edge AI capabilities.

Research and Development Expenses
(in thousands, except percentages)

	Year Ended December 31,		% Change
	2025	**2024**	
Research and development	$38,486	$37,168	3.5%

Research and development expenses increased $1.3 million, or 3.5%, to $38.5 million in 2025 from $37.2 million in 2024. The overall increase in research and development in each period was primarily attributable to the ramp of product development spend on our Atomiq product which included costs related to increased employees and contracted engineers.

Selling, General and Administrative Expenses
(in thousands, except percentages)

	Year Ended December 31,		% Change
	2025	**2024**	
Selling, general and administrative	$ 33,152	$ 27,736	19.5%

Selling, general and administrative expenses increased $5.4 million, or 19.5%, to $33.2 million in 2025 from $27.7 million in 2024. The increase was primarily attributable to increased transaction costs of approximately $2.5 million that were expensed during 2025 related to the IPO along with additional stock-based compensation for RSUs of approximately $2.1 million and one-time cash bonuses in recognition of contributions during the IPO of approximately $0.8 million as well as higher costs associated with operating as a public company for including certain professional and consulting fees, increased directors' and officers' insurance premiums, public company compliance and governance costs, expanded information technology expenses, and increased travel and investor-related activities.

Other Income, Net
(in thousands, except percentages)

| | Year Ended December 31, | | |
	2025	2024	% Change
Other income, net..	$ 3,122	$ 980	218.6%

Other income, net, increased $2.1 million in 2025. The increase was primarily related to interest income earned on IPO proceeds.

Provision for Income Taxes

We recorded minimal income tax expense in 2025 on a pre-tax loss of $36.4 million, yielding an effective tax rate of 0.1%. Our effective tax rate was lower than the U.S. statutory rate of 21%, primarily due to the change in valuation allowance. We recorded income tax expense in 2024 on a pre-tax loss of $39.6 million, yielding an effective tax rate of 0.1%.

We established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of the deferred tax assets based on our lack of earnings history. The valuation allowance was approximately $69.7 million and $63.7 million for the years ended December 31, 2025 and 2024, respectively, primarily due to net losses from operations.

As of December 31, 2025 and 2024, we had NOL carryforwards of approximately $202.8 million and $160.5 million, respectively, for federal tax reporting purposes. NOL carryforwards of $51.6 million will expire in fiscal years 2032 through 2037 if not utilized prior to that time. As of December 31, 2025 and 2024, we had $21.4 million and $17.7 million of foreign NOL carryforwards, respectively. The foreign NOL carryforwards will begin to expire after 2026 if not utilized.

Liquidity and Capital Resources

We have funded operations primarily through equity financings and cash from operations. We have historically incurred negative cash flows and losses from operations and anticipate continuing to incur losses as we heavily invest in product development. In July 2025, we completed our IPO, which resulted in net proceeds of $102.7 million after deducting underwriting discounts and commissions of $7.7 million, but before offering expenses of $2.8 million. In January 2026, we completed a follow-on offering, which results in net proceeds to us of $76.8 million after deducting underwriting discounts and commissions, but before offering expenses of $1.5 million. In addition to the proceeds from our IPO and follow-on offering, we continue to improve our operating margins through revenue growth and strategic transition to more profitable opportunities. As of December 31, 2025, we had $140.3 million in cash and cash equivalents**.** Our principal use of cash is to fund our operations, invest in research and development to support our growth and other general corporate needs.

We believe that our cash on hand and anticipated cash from operations will be sufficient to finance our operations for at least the next twelve months from the date of this Annual Report on Form 10-K.

Our future capital requirements will depend on many factors including our growth rate, the timing and extent of our selling, general and administrative and research and development expenditures, and the continuing market acceptance of our products. Additionally, we anticipate continued additional costs associated with being a public company. If our current financial resources are not sufficient to satisfy our liquidity requirements, we may be required to seek additional financing. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may contain covenants that significantly restrict our operations or our ability to obtain additional debt financing in the future. In the event that we need to borrow funds or issue additional equity, we cannot assure you that any such additional financing will be available on terms acceptable to us, if at all. If we are unable to raise additional capital when we need it, our business, results of operations, and financial condition would be adversely affected.

Cash Flows from Operating, Investing and Financing Activities

Changes in the net cash provided by and (used in) our operating, investing, and financing activities for the years ended December 31, 2025 and 2024 are set forth in the following table:

	Year Ended December 31,	
	2025	**2024**
	(in thousands)	
Net cash used in operating activities	$ (19,690)	$ (21,428)
Net cash used in investing activities	(7,443)	(3,731)
Net cash provided by financing activities	106,384	58,843

Operating Activities

In 2025, cash flow used for operations was $19.7 million. Operating cash flow used during 2025 was related to the cash components of our net loss and $4.1 million of favorable changes in working capital driven primarily by a reduction of $2.1 million in inventory, offset by $6.3 million resulting from the timing of our sales to customers and payments to our vendors.

In 2024, cash flow used in operations was $21.4 million. Operating cash flow used during 2024 was related to the cash components of our net loss and $5.6 million of favorable changes in working capital driven primarily by $6.0 million of lower inventory purchases offset by $0.5 million resulting from the timing of our sales to customers and payments to our vendors.

Investing Activities

In 2025, we used $7.4 million in cash for investing activities, which related to $6.1 million of technology investments in intangible assets to procure intellectual property licenses and $1.3 million in capital expenditures.

In 2024, we used $3.7 million in cash for investing activities, which related primarily to $3.1 million of technology investments in intangible assets.

Financing Activities

In 2025, we generated $106.4 million related to financing activities, driven by $99.8 million IPO proceeds net of deferred offering costs, underwriter discounts, and commissions , and the exercise of warrants of $5.7 million and stock options of $0.8 million.

In 2024, we generated approximately $58.8 million in financing activities, driven primarily by $58.0 million from our Series G preferred stock issuance and proceeds from the exercise of stock options of $0.9 million.

Non-GAAP Financial Measures

We use non-GAAP net loss and non-GAAP gross profit, both non-GAAP financial measures, to help us make strategic decisions, establish budgets and operational goals for managing our business, analyze our financial results, and evaluate our performance. We define non-GAAP net loss as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, depreciation and amortization, stock-based compensation, gain on nonmonetary transaction, severance costs, transaction costs including IPO bonuses, and warrant valuation. We define non-GAAP gross profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as depreciation and amortization, stock-based compensation and non-monetary transactions.

We present the non-GAAP financial measures non-GAAP net loss and non-GAAP gross profit in this Annual Report on Form 10-K because we believe these non-GAAP financial measures provide additional tools for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors. However, our presentation of non-GAAP net loss and non-GAAP gross profit may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Non-GAAP net loss and non-GAAP gross profit have limitations, and should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, net loss and gross profit calculated in accordance with GAAP.

Some of these limitations are that non-GAAP net loss and non-GAAP gross profit:

- do not reflect incomes taxes, which are necessary costs incurred in connection with our operations and reduce cash available to us;

- exclude depreciation and amortization, and although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

- do not reflect stock-based compensation expenses, which represent a significant cost of attracting and retaining qualified employees, and excluding them may underestimate the true economic cost of our workforce;

- do not reflect gain on nonmonetary transactions;

- do not reflect severance costs which represent costs associated with reductions in force;

- do not include one-time IPO-related bonuses to certain employees;

- exclude IPO and related transaction costs which represent non-recurring professional fees for advisory, legal, accounting, valuation and other professional or consulting services incurred related to the IPO; and

- exclude warrant valuation costs, which represent the mark-to-market valuation of liability-classified warrants.

Because of these limitations, we consider, and you should consider, non-GAAP net loss and non-GAAP gross profit alongside other financial performance measures, including net loss and gross profit and our other GAAP results. A reconciliation of our non-GAAP net loss to net loss and non-GAAP gross profit to gross profit, the most directly comparable financial measures stated in accordance with GAAP, are provided below. Investors are encouraged to review the related GAAP financial measures and the reconciliation of the non-GAAP financial measure to their most directly comparable GAAP financial measure.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Non-GAAP Net Loss:

	Year Ended December 31,			
	2025		2024	
	(in thousands)			
Net loss	$	(36,461)	$	(39,661)
Add:				
Income taxes		40		28
Depreciation and amortization		7,215		6,246
Stock-based compensation		6,835		5,174
Gain on nonmonetary transaction		(1,600)		(1,600)
Severance costs		—		706
IPO-related bonus		1,200		—
IPO and other transaction costs		1,793		551
Warrant valuation		60		(51)
Non-GAAP net loss	$	(20,918)	$	(28,607)

During each of the twelve months ended December 31, 2025 and 2024, the Company received nonreciprocal transfer of assets with a vendor. The total fair value of nonmonetary transactions recorded during each year was approximately $1.6 million, which was recognized as a gain in cost of sales.

Non-GAAP Gross Profit:

	Year Ended December 31,			
	2025		2024	
	(in thousands)			
Gross profit	$	32,095	$	24,291
Add:				
Depreciation and amortization		1,906		895
Stock-based compensation		227		356
Gain on nonmonetary transaction		(1,600)		(1,600)
Non-GAAP gross profit	$	32,628	$	23,942

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition are based upon the consolidated financial statements of this business, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, revenue reserves, inventory valuation, stock-based compensation, taxes on income, warranty obligations and contingencies and litigation. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and such differences may be material to the financial statements. We believe that the accounting policies and estimates described below are the most meaningful to our operations or require management's most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Our significant accounting policies are fully described in Note 2-*Summary of Significant Accounting Policies* included in the notes to our consolidated financial statements of this Annual Report on Form 10-K.

Revenue Recognition

Our sales consist of the sale of our products to our customers. Our customers are distributors, large global OEMs and other direct customers who design and manufacture devices for the consumer and industrial markets.

Revenues are recognized when control of the product is transferred to a customer in an amount that reflects the consideration we are expected to be entitled to in exchange for those products, in accordance with ASC 606, Revenue from Contracts with Customers. For direct customers and large global OEMS, revenue is recognized either when the product is shipped to the customer or upon delivery, depending on the prevailing contract terms. For distributor customers, revenues are recognized when the product is shipped to the distributor, as in these cases, the distributor is the contracted customer. Revenues are recognized net of sales credits and allowances for returns and discounts when applicable. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods to the customer.

The transaction price is specified in the standard price list or contract and is confirmed at the time the order for products is placed by the customer and acknowledged by us. Certain distributor contracts do include variable consideration, such as limited price protection, return and stock rotation provisions, while direct customer contracts include general right of return provisions. We estimate variable consideration using all available information, including historical experience and current expectations of return and pricing credits and records an allowance to reduce revenue recognized. These estimates take into consideration a range of possible outcomes that are probability-weighted in accordance with the expected value method in ASC 606 for relevant factors such as current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. Overall, these reserves reflect our best estimates of the amount of consideration to which it is entitled based on the terms of the respective underlying contracts.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on a weighted moving average basis. In estimating net realizable value, we consider (among other things) the age of its inventories and its product market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period. These estimates may include uncertain elements such as our demand forecast which are developed based on current backlog, inputs from our customer and internal analysis of customer purchasing trends and level of inventory in the distribution channel, actual and anticipated design wins, market and economic conditions, technological changes, new product introductions, and other factors. If our demand forecast for specific products is greater than actual demand, we could be required to write down additional inventory, which would have a negative impact on our gross margin.

Stock-Based Compensation and Fair Value of Equity Components

We record stock-based compensation expense based upon the grant date fair value for all stock options issued to all persons to the extent such options vest. That expense is determined under the fair value method using the Black-Scholes option pricing model. We recognize the compensation cost for awards on a straight-line basis over the vesting period.

The Black-Scholes option pricing model used to compute stock-based compensation expense requires extensive use of accounting judgment and financial estimates. Items requiring estimation include the fair value of our common stock, expected term option-holders will retain their vested stock options before exercising them, and the estimated peer-company volatility of our common stock price over the expected term of a stock option.

Prior to the IPO, the absence of an active market for our equity components required our board of directors, the members of which we believe have extensive business, finance and venture capital experience, to determine the fair value of our common stock for purposes of granting options, calculating stock-based compensation expense, valuing warrants and other equity transactions for the periods presented. We obtained contemporaneous third-party valuations to assist the board of directors in determining fair value. These contemporaneous third-party valuations used the methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

In addition, we considered any secondary transactions involving our preferred and common stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume and timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future net sales, gross margin, operating expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock, which could impact various estimates in the financial statements including stock-based compensation, valuation of the deemed dividend for preferred stock, and impairment assessments of our long-lived tangible and intangible assets.

For valuations after the completion of the IPO, our board of directors determined the fair value of the common stock underlying our stock-based awards based on the previous 30-day average of the closing price of our common stock on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recently Issued and Adopted Accounting Pronouncements

For more information regarding recently issued accounting pronouncements, see Note 2-*Summary of Significant Accounting Policies* in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Controls and Procedures

We are not currently required to comply with all the provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act). Our management will be required to certify as to the effectiveness of our internal control over financial reporting in our second annual report on Form 10-K following the IPO. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company will our independent registered public accounting firm be required to provide an attestation report on the effectiveness of our internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement. However, we do have internal controls in place in key areas of risk.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business, which consists primarily of interest rates risk associated with our cash and cash equivalents, foreign currency risk and impact of inflation. We do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest Rate Risk

Our assets have limited exposure to market risk. As of December 31, 2025 and 2024, we maintained a portfolio of cash and cash equivalents in interest-bearing accounts. Certain interest rates are variable and fluctuate with current market conditions. We would not expect a sudden change in market interest rates to have a material impact on our financial condition or results of operations.

Foreign Currency Exchange Risk

Operating in international markets involves exposure to possible volatile movements in currency exchange rates. A majority of our sales and expenses are transacted in U.S. dollars and our assets and liabilities together with our cash holdings are predominately denominated in U.S. dollars reducing the exposure to currency fluctuations. Due to our international operations, a portion of our cost of sales and operating expenses is denominated in currencies other that the U.S. dollar, principally the Chinese RMB, the Taiwanese dollar, and the Singapore dollar. Our international operations give rise to transactional market risk associated with exchange rate movements of the U.S. dollar, Chinese RMB, Taiwanese dollar and Singapore dollar.

In addition, we are exposed to foreign currency translation risk for those subsidiaries whose functional currency is not the U.S. dollar as changes in the value of their functional currency relative to the U.S. dollar can adversely affect the translated amounts of our sales, expenses, net income, assets and liabilities. This can, in turn, affect the reported value and relative growth of sales and net income from one period to the next. In addition, changes in the translated value of assets and liabilities due to changes in functional currency exchange rates relative to the U.S. dollar result in foreign currency translation adjustments that are a component of other comprehensive income or loss. Foreign currency derivative instruments can be used to hedge exposures and reduce the risks of certain foreign currency transactions; however, these instruments provide only limited protection and can carry significant cost. We had no foreign currency derivative instrument hedges as of December 31, 2025 or 2024. We will continue to analyze our exposure to currency exchange rate fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations. Exchange rate fluctuations may adversely affect our financial results in the future.

If the volume of our international operations increases and foreign currency exchange rates change, the impact to our consolidated statements of operations could be significant and may affect the comparability of our operating results. The impact from foreign currency transactions during 2025 and 2024 were not material. We do not believe a 10% increase or decrease in foreign exchange rates would have resulted in a material impact to our operating results.

Emerging Growth Company and Smaller Reporting Company Status

We are an "emerging growth company," as defined in the JOBS Act, enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company and may take advantage of these exemptions until the earliest of: (i) December 31, 2030; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a "smaller reporting company" as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act, and are not required to provide the information specified under this item.

Item 8. Financial Statements and Supplementary Data.


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Ambiq Micro, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the consolidated financial statements and the related notes (collectively, the consolidated financial statements) of Ambiq Micro, Inc. and subsidiaries (the Company) as listed in the accompanying index. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Austin, Texas
March 5, 2026

AMBIQ MICRO, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2025 and December 31, 2024

(In thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 140,275	$ 60,981
Accounts receivable, net	7,286	10,401
Inventories, net	16,937	15,008
Prepaid expenses and other current assets	3,421	2,566
Total current assets	$ 167,919	$ 88,956
Property, equipment and software, net of accumulated depreciation and amortization of $14,632 and $13,158, respectively	4,137	2,616
Right-of-use assets, net	638	928
Intangible assets, net of accumulated amortization of $10,752 and $5,082, respectively	11,593	11,729
Other assets	393	49
Total assets	$ 184,680	$ 104,278
Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)		
Current liabilities:		
Accounts payable	$ 8,577	$ 2,933
Accrued and other current liabilities	10,201	8,202
Short-term lease liabilities	400	633
Total current liabilities	$ 19,178	$ 11,768
Long-term lease liabilities	278	333
Warrant liabilities	—	112
Other long-term liabilities	2,765	6,317
Total liabilities	$ 22,221	$ 18,530
Commitments and contingencies (Note 9)		
Redeemable convertible preferred stock, $0.000001 par value; 10,000,000 shares authorized; 0 and 341,496,158 shares issued and outstanding at December 31, 2025 and December 31, 2024	$ —	$ 378,150
Stockholders' equity (deficit):		
Common stock, $0.000001 par value; 500,000,000 shares authorized; 18,316,928 shares and 434,720 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	—	—
Additional paid-in-capital	519,610	28,368
Accumulated deficit	(356,711)	(320,250)
Accumulated other comprehensive loss	(440)	(520)
Total stockholders' equity (deficit)	162,459	(292,402)
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$ 184,680	$ 104,278

The accompanying notes are an integral part of these consolidated financial statements.

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2025 and 2024

(In thousands, except share and per share amounts)

	2025	2024
Net sales	$ 72,514	$ 76,067
Cost of sales	40,419	51,776
Gross profit	32,095	24,291
Operating expenses:		
Research and development	38,486	37,168
Selling, general, and administrative	33,152	27,736
Total operating expenses	71,638	64,904
Loss from operations	(39,543)	(40,613)
Other income, net	3,122	980
Loss before income taxes	(36,421)	(39,633)
Provision for income taxes	40	28
Net loss	$ (36,461)	$ (39,661)
Deemed dividends	—	(2,724)
Net loss attributable to common stockholders	$ (36,461)	$ (42,385)
Net loss per share attributable to common stockholders, basic and diluted	$ (4.57)	$ (113.50)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	7,977,360	373,446
Comprehensive loss:		
Currency translation adjustment	80	319
Comprehensive loss	$ (36,381)	$ (39,342)
Deemed dividends	—	(2,724)
Comprehensive loss attributable to common stockholders	$ (36,381)	$ (42,066)

The accompanying notes are an integral part of these consolidated financial statements.

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2025 and 2024

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance January 1, 2024	277,238,979	$ 320,161	356,356	$ —	$ 17,676	$ (277,865)	$ (839)	$ (261,028)
Issuance of Series G preferred shares, net of offering costs of $51	64,257,179	57,989	—	—	—	—	—	—
Issuance of warrants	—	—	—	—	1,940	—	—	1,940
Exercise of stock options	—	—	78,364	—	854	—	—	854
Stock-based compensation	—	—	—	—	5,174	—	—	5,174
Deemed dividend	—	—	—	—	2,724	(2,724)	—	—
Currency translation adjustment	—	—	—	—	—	—	319	319
Net loss	—	—	—	—	—	(39,661)	—	(39,661)
Balance December 31, 2024	341,496,158	$ 378,150	434,720	$ —	$ 28,368	$ (320,250)	$ (520)	$ (292,402)
Conversion of redeemable convertible preferred stock into common stock in connection with initial public offering	(341,496,158)	(378,150)	12,729,240	—	378,150	—	—	378,150
Issuance of common stock in connection with initial public offering, net of offering costs, underwriting discounts and commissions	—	—	4,600,000	—	99,543	—	—	99,543
Settlement of warrant liability	—	—	—	—	173	—	—	173
Exercise of warrants	—	—	435,013	—	5,702	—	—	5,702
Exercise of stock options	—	—	117,955	—	839	—	—	839
Stock-based compensation	—	—	—	—	6,835	—	—	6,835
Currency translation adjustment	—	—	—	—	—	—	80	80
Net loss	—	—	—	—	—	(36,461)	—	(36,461)
Balance December 31, 2025	—	$ —	18,316,928	$ —	$ 519,610	$ (356,711)	$ (440)	$ 162,459

The accompanying notes are an integral part of these consolidated financial statements.

AMBIQ MICRO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2025 and 2024

(In thousands)

	2025	2024
Cash flows from operating activities		
Net loss	$ (36,461)	$ (39,661)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	7,215	6,246
Stock-based compensation	6,835	5,174
Gain on receipt of nonmonetary tangible assets	(1,600)	(1,600)
Change in right-of-use assets	698	987
Non-cash issuance of warrants	—	1,940
Change in warrant valuations and cancellations	60	(51)
Inventory valuation adjustment	199	428
Other	(110)	—
Changes in operating assets and liabilities		
Accounts receivable	3,226	1,754
Inventories	(2,128)	6,041
Prepaid expenses and other assets	(844)	521
Other long-term assets	(344)	—
Accounts payable	2,859	821
Accrued and other current liabilities	1,022	(3,565)
Other long-term liabilities	(317)	(463)
Net cash used in operating activities	(19,690)	(21,428)
Cash flows from investing activities		
Purchase of intangible assets	(6,099)	(3,073)
Purchases of property, equipment and software	(1,344)	(658)
Net cash used in investing activities	(7,443)	(3,731)
Cash flows from financing activities		
Proceeds from issuance of common stock in connection with initial public offering, net of underwriting discounts and commissions	102,672	—
Payment of deferred offering costs	(2,829)	—
Proceeds from issuance of preferred stock, net of issuance costs	—	57,989
Proceeds from exercise of stock options	839	854
Proceeds from exercise of warrants	5,702	—
Net cash provided by financing activities	106,384	58,843
Effect of exchange rate changes on cash and cash equivalents	43	(24)
Net increase in cash and cash equivalents	79,294	33,660
Cash and cash equivalents at beginning of period	60,981	27,321
Cash and cash equivalents at end of period	$ 140,275	$ 60,981
Supplemental disclosure of non-cash investing and financing activities		
Intangible assets in accounts payable, accrued and other long-term liabilities	9,764	10,328
Gain on receipt of nonmonetary tangible asset	1,600	1,600
Right-of-use assets obtained in exchange for new operating lease liabilities	382	1,207
Non-cash deferred offering costs	(300)	-
Deemed dividends	—	2,724

The accompanying notes are an integral part of these consolidated financial statements.

AMBIQ MICRO, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Ambiq Micro, Inc. (the Company) is a fabless semiconductor company that has developed technology based on a patented Sub-threshold Power Optimized Technology (SPOT™) platform that significantly reduces the amount of power consumed by integrated circuits. The following subsidiaries were formed by the Company and are wholly owned:

Ambiq Micro Singapore Private Ltd.
Shenzhen DeKean Electronics Co.
Ambiq Micro Asia Ltd.
Ambiq Micro Asia Ltd. Taiwan
Ambiq (Shenzhen) Electronics Co., Ltd.

Global Economic Considerations

The global macroeconomic environment is uncertain, and could be negatively affected by, among other things, increased U.S. disputes with countries that are existing trade partners, instability in the global capital and credit markets, supply chain weaknesses, instability in the geopolitical environment in Asia, Europe and the Middle East, and other tensions. Deterioration in economic factors arising from trade disputes between the United States and China, in particular, could have an adverse impact on the Company's financial results given its customer concentrations in both countries. Such challenges have caused, and may continue to cause, recession fears, fluctuations in interest rates, foreign exchange volatility and inflationary pressures through the imposition of tariffs on sensitive technologies, including semiconductors.

Despite the uncertainty of these challenges, the Company believes it has considered all appropriate factors when making financial estimates and will continue to evaluate the impact of any significant changes resulting from these and other factors affecting the Company's business performance.

Liquidity and Capital Resources

During the year ended December 31, 2025, the Company reported a net loss of $36.5 million and had an operating cash flow deficit of $19.7 million. As of December 31, 2025, the Company had cash and cash equivalents totaling $140.3 million. Since inception, the Company has had negative cash flows and losses from operations which it has funded primarily through cash from operations and equity issuances. The Company anticipates incurring additional losses and negative cash flows from operations until such time, if ever, that it can generate significant sales of its products currently in development and is highly dependent on its ability to find additional sources of funding in the form of debt and equity financing. The Company's ability to fund its planned operations, research and development, and commercialization of its products significantly depends on the amount and timing of cash receipts from these funding sources. Adequate additional funding may not be available to the Company on acceptable terms or at all. The failure to raise funds as and when needed and generate adequate sales could have a negative impact on the Company's financial condition.

2. Summary of Significant Accounting Policies

Basis of Accounting and Consolidation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, write-down for excess and obsolete inventories, useful lives for property, equipment and software, allowance for sales returns and discounts, allowance for credit losses, warranties, accrued liabilities, determination of the fair value of stock-based awards, warrants, and deemed dividends, and the realization of tax assets and estimates of tax reserves. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In the current macroeconomic environment affected by geopolitical uncertainty, these estimates require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Nonmonetary Transactions

The Company accounts for nonmonetary transactions in accordance with ASC 845, *Nonmonetary Transactions*. These transactions, if determined to have commercial substance, are generally recorded at the fair value of the assets or services received. During the fiscal years ended December 31, 2025 and 2024, the Company received nonreciprocal transfer of assets with a vendor. The total fair value of nonmonetary transactions recorded during each period was approximately $1.6 million, which was recognized as a gain in cost of sales. Management evaluates nonmonetary transactions on a case-by-case basis to ensure compliance with applicable accounting guidance and to reflect the economic substance of the exchange.

Cash and Cash Equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the short maturity of these instruments.

Accounts Receivable

Accounts receivable are recorded at the invoice amount, net of an allowance for expected credit losses. The Company assesses the collectability of outstanding customer invoices, and if deemed necessary maintains an allowance for estimated losses resulting from uncollectible customer receivables. In estimating this allowance, the Company considers factors such as historical collection experience, a customer's current creditworthiness, customer concentrations, age of the receivable balance, both individually and in the aggregate, and general macroeconomic conditions that may affect a customer's ability to pay. Actual customer collections could differ from the Company's estimates. For the years ended December 31, 2025 and 2024, the Company did not record an allowance for expected credit losses as all amounts outstanding were deemed collectible.

Initial Public Offering

On July 18, 2025, the Company effected a 1-for-28 reverse stock split (the Stock Split) of the Company's issued and outstanding shares of common stock and options to purchase common stock. The Stock Split reduced the number of shares of the Company's issued and outstanding common stock, as well as the numbers of shares underlying the restricted stock units (RSUs) and the numbers of shares reserved and available for future issuance and underlying outstanding options to purchase common stock. The Stock Split did not affect the par values per share or total authorized common stock. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements have been adjusted retroactively, where applicable, to reflect the Stock Split.

On July 31, 2025, the Company completed its IPO, in which 4,600,000 shares of common stock, par value $0.000001 per share, were issued and sold, inclusive of the exercise in full of the underwriters' option to purchase 600,000 additional shares. The Company received net proceeds of $102.7 million after deducting underwriting discounts and commissions of $7.7 million, but before offering expenses. In connection with the IPO, all shares of redeemable convertible preferred stock then outstanding automatically converted into an aggregate of 12,729,240 shares of common stock, and the Company issued 424,033 shares of common stock upon exercise of warrants and will, at the expiration of the applicable lock-up period, issue 34,254 shares of common stock upon settlement of (RSUs) outstanding for which the performance-based vesting condition was satisfied in connection with the IPO.

Deferred Offering Costs

Prior to the IPO, deferred offering costs, consisting primarily of accounting, legal and other fees directly associated with the IPO, were capitalized within other current assets in the consolidated balance sheets. Upon consummation of the IPO, $10.6 million of such costs were recorded as a reduction of the proceeds generated from the offering, which was recognized in additional paid-in capital. Additionally, in connection with a secondary offering completed in January 2026, similar deferred offering costs of $0.6 million were capitalized within other current assets in the consolidated balance sheets at December 31, 2025. These costs will be recorded as a reduction of the proceeds from the secondary offering and will be recognized in additional paid-in capital. Refer to Note 16-*Subsequent Events.*

Concentration of Risks

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits or be held in foreign jurisdictions. The Company has not experienced any loss relating to cash and cash equivalents in these accounts and believes no significant concentration risk exists with respect to cash. The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral.

Demand

The Company had five customers representing 25.6%, 22.7%, 15.1%, 14.9% and 10.7%, respectively, of total accounts receivable as of December 31, 2025. The Company had three customers representing 48.7%, 19.2% and 13.5%, respectively, of total accounts receivable as of December 31, 2024, two of which were the same customers as of December 31, 2025.

There were three end customers representing 35.6%, 28.8% and 20.2%, respectively, of total net sales for the year ended December 31, 2025. Three end customers, two of which were the same customers in 2025, represented 40.9%, 21.4%, and 14.3%, respectively, of total net sales for the year ended December 31, 2024.

Supply

The Company's products depend on a sole supplier of wafers and a limited number of third-party manufacturers. The continued and timely supply of input materials and the availability of manufacturing capacity and packaging and testing services impact the Company's ability to meet customer demand. Supply chain disruptions, shortages of raw materials, and manufacturing limitations could limit the Company's ability to meet customer demand and result in delayed, reduced, or canceled orders. The Company has established relationships with leading suppliers and partners, and believe these relationships increase the resiliency of the Company's supply chain for its customers. From time to time, subject to inventory disruptions, the Company's customers may buy and hold excess inventories. Consequently, the Company may be subject to resulting fluctuations in the demand for its products.

Fair Value of Financial Instruments

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal market or the most advantageous market in which it would transact.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement. The fair value hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets).

- Level 3 applies to assets or liabilities for which fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including the Company's own assumptions.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and warrants. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are considered to approximate their respective fair values due to the short-term nature of such financial instruments. Cash equivalents, measured at fair value on a recurring basis, are categorized as Level 1 based on quoted prices in active markets. On a recurring basis, the Company measures its liability classified warrant obligations at fair value based on Level 3 inputs, which requires a higher degree of judgment (refer to Note 8-*Fair Value Measurements*).

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the years ended December 31, 2025 or December 31, 2024.

Cloud Computing Implementation Costs

Under the guidance in ASU 2018-15, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40),* the Company capitalizes the implementation costs for cloud computing arrangements, mainly for its inventory management system and accounting system. These cloud-based computing implementation costs are recorded in prepaid expenses and other current assets on its consolidated balance sheets. The capitalized costs are amortized based on the estimated useful life of the cloud-computing arrangement. During the fourth quarter of 2025, the Company determined that a cloud-based computing arrangement is no longer probable of being placed in service. The asset's carrying value associated with capitalized implementation costs was reduced to zero, resulting in a $0.6 million expense reported in cost of sales and operating expenses.

Capitalized cloud-based computing implementation costs as of December 31, 2025 and 2024 are:

	2025	2024
Capitalized cloud-based computing implementation costs	$ 1,137	$ 1,137
Less: Accumulated amortization	583	380
Write-off of net cloud-based computing implementation costs	(554)	—
Capitalized cloud-based computing implementation costs, net	$ —	$ 757

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on a weighted moving average basis. In estimating net realizable value, the Company considers (among other things) the age of its inventories and its product market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

Property, Equipment and Software, Net

Property, equipment and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. The Company capitalizes costs for the fabrication of mask sets used by foundry partners to manufacture the Company's product. Major additions and betterments that extend the estimated useful lives of assets are capitalized. Repairs, maintenance, and minor replacements that do not materially improve or extend the lives of the respective assets are charged to operating expense as incurred.

Intangible Assets

Intangible assets represent costs to acquire licensed intellectual property and software tools. The Company accounts for a noncancelable internal-use software license as the acquisition of an intangible asset and the incurrence of a liability to the extent that all or a portion of the software licensing fees are not paid on or before the license acquisition. The acquired intangibles are subject to amortization on a straight-line basis over the shorter of their estimated useful lives or term of the license arrangement. Costs incurred to renew or extend the term of a recognized intangible asset are capitalized as part of the intangible and amortized over its revised estimated useful life.

Long-Lived Assets

Long-lived assets, which consist primarily of property, equipment, software and intangible assets, are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable.

Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flow produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. The Company determines fair value based on discounted cash flows using a discount rate commensurate with the risk inherent in the Company's current business model for the specific asset or asset group being valued.

No long-lived assets were impaired for the years ended December 31, 2025 and 2024.

Leases

At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. The Company does not combine lease components with non-lease components and as such, the non-lease components are accounted for separately. As its leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The right-of-use (ROU) asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. Lease liabilities are recorded in other current liabilities and other non-current liabilities. ROU assets are recorded in other assets, net. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less).

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for separately.

Redeemable Convertible Preferred Stock

Prior to the IPO, the Company accounted for its redeemable convertible preferred stock as temporary equity in its consolidated balance sheets due to the nature of the terms of ownership.

In connection with the Company's IPO completed in July 2025, all outstanding shares of redeemable convertible preferred stock automatically converted into shares of the Company's common stock pursuant to their contractual terms. As a result, no redeemable convertible preferred stock remained outstanding subsequent to the IPO.

Preferred securities that became redeemable upon a contingent event that was not solely within the control of the Company were classified outside of permanent equity, as in this case a change in control of the Company. Because it was probable that the instruments would become redeemable, subsequent adjustment to fair value was not required. As such, the redeemable convertible preferred stock was recorded at cost as of December 31, 2024.

Revenue Recognition

The Company's revenues consist of the sale of its products to the Company's customers recognized on a point-in-time basis. The Company's customers are distributors, large global original equipment manufacturers and other direct customers who design and manufacture devices for the consumer and industrial markets.

Revenues are recognized when control of the product is transferred to a customer in an amount that reflects the consideration the Company is expected to be entitled to in exchange for those products, in accordance with Topic 606 (ASC 606), *Revenue from Contracts with Customers*. For direct customers and large global customer contracts, revenue is recognized either when the product is shipped to the customer or upon delivery depending on the prevailing contract terms. For distributor contracts, revenues are recognized when the product is shipped to the distributor as in these cases the distributor is the contracted customer. Revenues are recognized net of sales credits and allowances for returns and discounts, when applicable. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods to the customer. The transaction price is specified in the standard price list or contract and is confirmed at the time the order for products is placed by the customer and acknowledged by the Company. Certain distributor contracts include variable consideration, such as limited price protection, return and stock rotation provisions, while direct customer contracts include general right of return provisions. The Company estimates variable consideration using all available information, including historical experience and current expectations of return and pricing credits and records an allowance to reduce revenue recognized. These estimates take into consideration a range of possible outcomes that are probability-weighted in accordance with the expected value method in ASC 606 for relevant factors such as current contractual and statutory requirements, specific known market events and trends, industry data, and forecasted customer buying and payment patterns. Overall, these reserves reflect the Company's best estimates of the amount of consideration to which it is entitled based on the terms of the respective underlying contracts. The Company recorded a product returns allowance of approximately $1.0 million and $1.0 million as of December 31, 2025 and 2024, respectively, as reductions of accounts receivable. These allowances are classified as reductions of accounts receivable when the right of offset exists in accordance with ASU 2013-1, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, or as a current liability.

Performance Obligations

Under most of the Company's contracts, the Company's single performance obligation is the delivery of promised goods to the customer. The promised goods are explicitly stated in the customer contract and comprise of a single type of good or goods that are substantially the same and are neither capable of being distinct nor separable from the other promised goods in the contract. This performance obligation is satisfied upon transfer of control of the promised goods to the customer, as defined per the shipping terms within the customer's contract. While the Company's customers purchase products on a purchase order basis, the vast majority of the Company's master contracts with customers have an original expected term of one year or less with automatic renewal features.

The Company's standard terms and conditions provide for a one-year warranty coverage on all its products by guaranteeing the product will be free from defects and conform to the product's specifications. Customers may remedy the warranty claim for a replacement of the product or credit. This assurance-type warranty is not considered a separate performance obligation under ASC 606 and thus no transaction price is allocated to it. The warranty reserve is calculated using historical claim information to project future warranty claims activity.

Contract Balances

Payments are typically due within 60 to 90 days of invoicing and terms do not include a significant financing component or non-cash consideration. There are no contract assets, other than accounts receivable, or contract liabilities recorded on the consolidated balance sheets. The Company expenses sales commissions when incurred and these costs are recorded within selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Accrued Contract Costs

The Company's accrued sales commissions are immaterial as of December 31, 2025 and 2024, and are recorded within accrued liabilities on the accompanying consolidated balance sheets.

End Customer Concentration

Although the Company recognizes revenue and directly invoices distributors for sales of its products, the timing and uncertainty of its revenue and cash flows are most impacted by the ultimate end customer. The following is a summary of net sales for the years ended December 31, 2025 and 2024, based on the country of the corporate headquarters of the ultimate end customer (in thousands):

	2025	2024
United States	$ 61,979	$ 36,554
China	6,227	38,016
Netherlands	578	34
Rest of the World*	3,730	1,463
Total	$ 72,514	$ 76,067

*Other countries individually less than 10%

Cost of Sales

The Company's cost of sales includes the cost of purchasing finished wafers manufactured by independent foundries and costs associated with the assembly, testing, shipping and handling of products along with allocated costs for salary, stock compensation and related benefits for personnel involved in the manufacturing of our products. Cost of sales also includes depreciation for equipment and photomasks supporting the manufacturing process, write downs of inventory, sell-through of products previously reserved for, IP royalties, licensing fees, logistics, quality assurance, warranty, and other costs incurred by the Company.

Segment Information

Segment reporting is based on the "management approach", following the method that management uses to organize the Company's reportable segments for which separate financial information is made available to, and evaluated regularly by, the chief operating decision maker (CODM) in allocating resources and in assessing performance. The CODM is the Company's Chief Executive Officer (CEO), who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. The CEO reviews the Company's consolidated results as one operating segment. Refer to Note 15-*Segment and Geographic Information* for more information.

Stock-Based Compensation

The Company records stock-based compensation expense based upon the grant date fair value for all stock options issued to all persons to the extent such options vest. That expense is determined under the fair value method using the Black-Scholes option pricing model. The Company recognizes the compensation cost for awards on a straight-line basis over the vesting period.

The Black-Scholes option pricing model used to compute stock-based compensation expense requires extensive use of accounting judgment and financial estimates. Items requiring estimation include the expected term over which option holders will retain their vested stock options before exercising them, and the estimated peer-company volatility of the Company's common stock price over the expected term of a stock option. Application of alternative assumptions could result in significantly different stock-based compensation amounts being recorded in the consolidated financial statements.

The Company measures the fair value of RSUs based on the closing market price of its common stock on the grant date. The grant-date fair value is calculated by multiplying the market price per share by the number of RSUs granted. The Company recognizes compensation expense for RSU awards on a straight-line basis over the requisite service period, net of forfeitures as they occur.

Transactions with non-employees in which stock-based payment awards are granted in exchange for the receipt of goods or services may involve a contemporaneous exchange of the stock-based payment awards for goods or services or may involve an exchange that spans several financial reporting periods. Judgment is required in determining the period over which to recognize cost, otherwise known as the non-employee's vesting period.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of personnel-related expenses, including stock-based compensation, external consulting and services costs, photomasks not directly attributable to a finished product, equipment tooling and allocations of other costs incurred by the Company. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products that have achieved technological feasibility and have an alternative future use and are amortized over their estimated useful lives. The Company also has hosted software subscriptions, which are stated at cost and amortized as part of research and development expense based on usage of the asset or on a straight-line basis over the related period of benefit. Research and development costs were $38.5 million and $37.2 million for the years ended December 31, 2025 and 2024, respectively.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries was determined to be the local currency; therefore, assets and liabilities are translated at the current exchange rate at the balance sheet date and statement of operations items are translated at the average exchange rate prevailing during the reporting period. Translation adjustments are included in accumulated other comprehensive loss and as a separate component of stockholders' equity (deficit). Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other income and expense in the accompanying consolidated statement of operations and comprehensive loss.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes as set forth in the applicable guidance. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company accounts for uncertainty in income taxes based on a "more-likely-than-not" threshold for the recognition and de-recognition of tax positions, which includes the accounting for interest and penalties relating to tax positions. At December 31, 2025 and December 31, 2024, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2025 and 2024.

Net Loss Per Share

Basic net loss per share is based on the weighted effect of common stock issued and outstanding and is calculated by dividing net loss adjusted for dividends declared on preferred stock (whether or not paid), cumulative undeclared dividends, accretion or decretion of mezzanine equity, redemption or induced conversion of preferred stock, amortization of beneficial conversion features and value of the effect of a downround feature, where applicable, by the weighted average number of shares of common stock outstanding during the period without consideration of the effect of securities that could be converted into shares of common stock.

Diluted net loss per share is calculated by adjusting the weighted average number of shares of common stock outstanding for the dilutive effect of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued, as determined using the treasury-stock method for stock options and warrants and the if-converted method for redeemable convertible preferred stock. Potential dilutive securities consist of outstanding preferred stock, stock options, and warrants to purchase the Company's common and preferred stock. Diluted net loss per share excludes potentially dilutive securities for all periods presented as their effect would be anti-dilutive.

Accordingly, basic and diluted net loss per share is the same for the years ended December 31, 2025 and 2024, and is presented in the accompanying consolidated statements of operations and comprehensive loss.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*, which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements and disclosures.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The update will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. The Company adopted this amendment on a retrospective basis during the year ended December 31, 2025, and the impact is disclosed in the notes to the consolidated financial statements. See Note 13-*Income Taxes*.

3. Net Loss Per Share

The table below sets forth the computation of basic and diluted loss per share for the periods presented (in thousands, except share and per share amounts):

	Years Ended December 31,	
	2025	2024
Numerator:		
Net loss	$ (36,461)	$ (39,661)
Deemed dividends	—	(2,724)
Net loss attributable to common stockholder	$ (36,461)	$ (42,385)
Denominator:		
Weighted average shares outstanding	7,977,360	373,446
Effect of dilutive shares	—	—
Basic and diluted loss per share	$ (4.57)	$ (113.50)

Since the Company incurred a net loss for the years ended December 31, 2025 and 2024, the diluted net loss per share calculation excludes potentially dilutive securities. The following table summarizes the number of shares of common stock issuable under various securities that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive:

	Years Ended December 31,	
	2025	2024
Redeemable convertible preferred stock	—	12,729,349
Common warrants	244,425	672,632
Preferred warrants	—	10,377
Restricted stock units	1,497,340	113,819
Stock options and employee stock purchase plan	4,322,986	2,228,838
Total shares	6,064,751	15,755,015

The Company did not record deemed dividends for the year ended December 31, 2025. The Company recorded deemed dividends of $2.7 million for the year ended December 31, 2024 as a result of a down round feature in the Company's Series E, F, and F-1 preferred stock triggered during the issuance by the Company of Series G preferred stock (see Note 11-*Warrants, Redeemable Convertible Preferred Stock and Stockholders' Equity*).

4. Inventories

The following table represents the components of inventories as of December 31, 2025 and December 31, 2024 (in thousands**):**

	2025	2024
Raw materials	$ 409	$ 45
Work in progress	11,732	9,547
Finished goods	4,796	5,416
Total inventories	$ 16,937	$ 15,008

The Company recorded inventory valuation adjustments of $0.2 million and $0.4 million during the twelve months ended December 31, 2025 and 2024, respectively. The change in inventory valuation allowance was primarily due to the sell-through or scrap of inventory that was reserved for in a prior period**.**

Changes in the Company's inventory allowance were as follows (in thousands):

Balance at December 31, 2023	$	24,204
Valuation allowance		428
Sell-through or scrap of inventory		(7,213)
Balance at December 31, 2024	$	17,419
Valuation allowance		199
Sell-through or scrap of inventory		(2,721)
Balance at December 31, 2025	$	14,897

5. Property, Equipment and Software

Property, equipment and software consisted of the following as of December 31, 2025 and 2024 (in thousands**)**:

	2025		2024
Probe cards and photomasks	$ 12,512	$	10,083
Equipment	4,713		4,386
Software	352		298
Leasehold improvements	903		728
Furniture and fixtures	289		279
Total	18,769		15,774
Less: Accumulated depreciation and amortization	(14,632)		(13,158)
Property, equipment and software, net	$ 4,137	$	2,616

Depreciation expense relating to the Company's property, equipment and software was approximately $1.5 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively, and is allocated to cost of sales, selling, general and administrative, and research and development costs in the accompanying consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2025 and 2024, the Company received mask sets in exchange for no consideration from a vendor in lieu of reimbursement. The mask sets were capitalized and a $1.6 million gain was recorded during each period within cost of sales in accordance with ASC 845: *Nonmonetary Transactions*.

6. Intangible Assets

The following is a summary of the Company's intangible assets, net (in thousands):

	Term	2025		2024
Intellectual property	1-5 years	$ 14,025	$	8,491
Software licenses	3 years	8,320		8,320
Accumulated amortization		(10,752)		(5,082)
Intangible assets, net		$ 11,593	$	11,729

During the years ended December 31, 2025 and 2024, the Company purchased and capitalized certain license software tooling costs and intellectual property licensing agreements of $5.3 million and $10.8 million, respectively to support research and development efforts.

Amortization expense relating to the Company's intangible assets was approximately $5.7 million and $4.7 million for the years ended December 31, 2025 and 2024, respectively, During the year ended 2025, $4.8 million was included in research and development expense, and $0.9 million of which was included in cost of sales in the accompanying consolidated statement of operations and comprehensive loss. During the year ended 2024, $4.7 million was included in research and development expense in the accompanying consolidated statement of operations and comprehensive loss.

The following table represents the total estimated amortization of intangible assets for the succeeding years (in thousands):

2026	5,543
2027	3,790
2028	1,063
Thereafter	1,197
Total amortization expense	$ 11,593

7. Accrued and Other Current Liabilities

Accrued liabilities and other current liabilities consisted of the following as of December 31, 2025 and 2024 (in thousands):

	2025	2024
Payroll and related benefits	$ 2,805	$ 2,063
Accrued expenses	6,124	4,443
Warranty liability	707	843
Other	565	853
Total accrued liabilities and other current liabilities	$ 10,201	$ 8,202

8. Fair Value Measurements

Certain non-financial assets, such as intangible assets and property, equipment and software, are remeasured at fair value only if an impairment is recognized in the current period.

Financial Instruments Recorded at Fair Value on a Recurring Basis

Prior to the Company's IPO completed in July 2025, the Company's outstanding common and preferred stock warrants were classified as Level 3 liabilities and remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations. In connection with the IPO, all outstanding warrants were either exercised or expired. As a result, the Company had no financial instruments measured at fair value on a recurring basis as of December 31, 2025.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that are approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include cash and cash equivalents, including money market deposits, accounts receivables, certain other assets, accounts payable, accrued expenses, and other current liabilities.

9. Commitments and Contingencies

Contract Manufacturer Commitments

The Company relies on a third-party foundry and contract manufacturer for the manufacturing of its products. Generally, its foundry agreements do not have volume purchase commitments and primarily provide for purchase commitments based on purchase orders. Purchase orders are placed in advance with consideration of estimates of future demand. These purchase orders can be canceled and rescheduled upon agreement of the Company and the contract manufacturer. As of December 31, 2025, the Company had total manufacturing purchase commitments of $10.7 million.

Litigation

From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. As of December 31, 2025, the Company was not aware of any existing, pending, or threatened legal actions that would have a material impact on the financial position, results of operations, or cash flows of the Company.

10. Leases

The Company has entered into various operating leases for its worldwide office buildings and research and development facilities and equipment, which are accounted for in accordance with ASC 842.

As of December 31, 2025, the Company entered into a noncancelable lease agreement for office space in Singapore that had not yet commenced. The lease is expected to commence on or about January 15, 2026 and has an initial noncancelable term of three years. Total minimum lease payments under the agreement are approximately SGD 2.2 million over the lease term. As the lease had not commenced as of December 31, 2025, no right-of-use asset or corresponding lease liability was recognized in the consolidated balance sheets.

For the years ended December 31, 2025 and 2024, the Company recorded approximately $0.7 million and $1.0 million of operating lease expense, respectively, under ASC 842. All of the Company's leases have been classified as operating leases.

Supplemental cash flow information for the years ending December 31, 2025 and 2024, were as follows (in thousands):

	2025	2024
Cash paid for operating leases included in operating cash flow	$ 731	$ 1,068
Supplemental non-cash information related to lease liabilities arising from obtaining right-of-use assets	382	1,207

The aggregate future lease payments of operating leases as of December 31, 2025, are as follows (in thousands):

2026	417
2027	256
2028	26
Total future annual minimum lease payments	699
Less: interest	(21)
Total lease liabilities	$ 678

As of December 31, 2025, the weighted average remaining lease term for the Company's operating leases is 1.73 years and the weighted average discount rate used to determine the present value of the Company's operating leases is 3.6%.

11. Warrants, Redeemable Convertible Preferred Stock and Stockholders' Equity

Common Stock

In July 2025, the Company completed its IPO, in which the Company issued and sold 4,600,000 shares of its common stock, including the underwriters' overallotment option which was exercised in full, at a public offering price of $24.00 per share.

The Company's amended and restated certificate of incorporation authorizes for issuance up to 500,000,000 shares of common stock with a par value of $0.000001 per share. In connection with the IPO, all shares of the Company's outstanding redeemable convertible preferred stock automatically converted into approximately 12,729,240 shares of common stock.

The holders of common stock are entitled to receive dividends at the discretion of the board of directors, subject to preferences that may apply to shares of preferred stock outstanding at the time.

All holders of common stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to share equally in all the Company's assets remaining after payment of all liabilities.

At December 31, 2025, the Company has reserved an aggregate of 4,752,658 shares of common stock for the conversion, exercise or issuance, as applicable, of the following outstanding securities:

Common warrants	244,425
Restricted stock units	1,497,340
Stock options and employee stock purchase program	4,322,986
Total shares	6,064,751

Preferred Stock

The Company's amended and restated certificate of incorporation provides its board of directors with the authority to issue up to 10,000,000 shares of undesignated preferred stock with a par value of $0.000001 per share and to determine or alter the rights, preferences, privileges and restrictions granted to or imported upon these shares without further vote or action by the Company's stockholders. The Company does not have outstanding preferred stock issued as of December 31, 2025.

Warrants

Upon of the IPO, the Company's liability-classified warrants were either fully exercised or expired per the terms of the warrant agreement. As a result, the Company's warrant liability was fully settled as of December 31, 2025.

At December 31, 2025, the Company had 238,931 equity-classified warrants. In February 2026, a related party exercised the entirety of these warrants at an exercise price of $12.60 per share.

See the table below for a roll forward of the total preferred stock from January 1, 2024 to December 31, 2024 and January 1, 2025 to December 31, 2025, which details the total redeemable convertible preferred stock presented in the consolidated statements of changes in redeemable convertible preferred stock and stockholders' equity (deficit) (in thousands, except share amounts):

	Series Seed Redeemable convertible preferred stock		Series A Redeemable convertible preferred stock		Series B Redeemable convertible preferred stock		Series C Redeemable convertible preferred stock		Series D Redeemable convertible preferred stock		Series E Redeemable convertible preferred stock		Series F Redeemable convertible preferred stock		Series F-1 Redeemable convertible preferred stock		Series G Redeemable convertible preferred stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2024	5,045,368	$2,473	8,255,614	$5,179	18,894,315	$10,827	42,890,840	$24,908	39,656,811	$33,411	29,019,153	$29,738	74,840,147	$132,975	23,664,027	$49,392	34,972,704	$31,258
Issuance of Series G preferred stock, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64,257,179	57,989
Balance at December 31, 2024	5,045,368	$2,473	8,255,614	$5,179	18,894,315	$10,827	42,890,840	$24,908	39,656,811	$33,411	29,019,153	$29,738	74,840,147	$132,975	23,664,027	$49,392	99,229,883	$89,247
Balance at January 1, 2025	5,045,368	$2,473	8,255,614	$5,179	18,894,315	$10,827	42,890,840	$24,908	39,656,811	$33,411	29,019,153	$29,738	74,840,147	$132,975	23,664,027	$49,392	99,229,883	$89,247
Conversion of preferred stock to common stock upon IPO	(5,045,368)	(2,473)	(8,255,614)	(5,179)	(18,894,315)	(10,827)	(42,890,840)	(24,908)	(39,656,811)	(33,411)	(29,019,153)	(29,738)	(74,840,147)	(132,975)	(23,664,027)	(49,392)	(99,229,883)	(89,247)
Balance at December 31, 2025	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

12. Stock Option Plan and Stock-Based Compensation

Summary of Stock-Based Compensation Expense

The following table summarizes the effects of stock-based compensation on cost of sales, research and development, and sales, general and administrative expenses granted under the Plans (in thousands) for the years ended December 31, 2025 and 2024, respectively:

	2025	2024
Cost of sales	$ 227	$ 356
Research and development	2,589	2,416
Sales, general and administrative	4,019	2,402
Total	$ 6,835	$ 5,174

In July 2025, the Company's board of directors adopted, and the Company's stockholders approved the 2025 Equity Incentive Plan (the 2025 Plan). The 2025 Plan became effective on July 29, 2025. No further awards will be granted under the 2010 Equity Incentive Plan (2010 Plan) or 2020 Equity Incentive Plan (2020 Plan, and collectively, along with the 2025 Plan and 2010 Plan, the Plans).

Awards outstanding under the Plans remain subject to the terms of the respective Plans, but shares reserved for issuance under each of the 2010 Plan and 2020 Plan that were not subject to outstanding awards at the time the 2025 Plan became effective are no longer available for issuance.

The following table summarizes the activity in total shares of common stock available for issuance under the 2010 and 2020 Plans, reflecting the impact of the Stock Split:

	Shares Available for Grant
Balance, January 1, 2024	421,280
Shares added	625,571
Granted	(680,690)
Forfeited	31,493
Balance, December 31, 2024	397,654
Shares added	—
Granted	(236,785)
Forfeited	32,793
Cancelled	(193,662)
Balance, December 31, 2025	—

The following table summarizes the activity in total shares available for issuance under the 2025 Plan:

	Shares Available for Grant
Balance, January 1, 2024	—
Shares added	—
Granted	—
Forfeited	—
Balance, December 31, 2024	—
Shares added	1,703,600
Granted	(1,364,422)
Forfeited	52,329
Balance, December 31, 2025	391,507

Stock Options

The fair value for the Company's options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,	
	2025	2024
Risk-free interest rate	4.16%	4.16%
Expected life of the options	6.07 years	5.47 years
Dividend rate	0%	0%
Volatility	64.16%	54.51%
Fair value per share of common stock	$ 16.80	$ 12.60

Additional information regarding outstanding options that are vesting, expected to vest, or exercisable as of December 31, 2025, is as follows:

	Number of Options	Weighted-Average Price Per Share	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Options outstanding at December 31, 2023	1,760,984	$ 7.28	$ 14.84	6.03
Options granted	1,377,527	$ 10.58	$ 12.58	—
Options exercised	(78,374)	$ 8.57	$ 10.90	—
Options forfeited	(831,282)	$ 0.47	$ 22.95	—
Options outstanding at December 31, 2024	2,228,855	$ 7.83	$ 10.65	6.23
Options granted	165,349	$ 10.47	17	
Options exercised	(117,955)	$ 5.14	7	
Options forfeited	(34,639)	$ 12.69	12	
Options outstanding at December 31, 2025	2,241,610	$ 8.10	$ 11.27	5.72
Vested and expected to vest	2,241,610	$ 8.10	$ 11.27	5.72
Exercisable	1,935,280	$ 7.97	$ 10.81	5.24

The weighted-average fair value of options granted during the years ended December 31, 2025 and 2024, was $10.5 and $10.6 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2025 and 2024 was $2.4 million and $0.3 million, respectively. Intrinsic value represents the difference between the market value of the Company's common stock at the time of exercise and the strike price of the stock option. The total unrecognized stock-based compensation expense related to unvested stock options and subject to recognition in future periods was approximately $2.4 million and $4.2 million at December 31, 2025 and 2024. As of December 31, 2025, the Company anticipates this expense to be recognized over a weighted-average period of approximately 1.6 years. During the year ended December 31, 2025, the Company's board of directors approved the acceleration of one-third of previously issued options to the Company's chief financial officer, resulting in an additional $0.5 million of stock-based compensation expense for the year ended December 31, 2025.

During the years ended December 31, 2025 and 2024, the Company received $0.8 million and $0.9 million, respectively, from the exercise of stock options granted under the Plans.

Restricted Stock Units

A summary of RSU activity under the 2020 and 2025 Plans are as follows:

	Number of RSUs		Weighted-Average Grant Date Fair Value Per Share
	2020 Plan	**2025 Plan**	
RSUs outstanding at December 31, 2024	113,816	—	$ 15.36
RSUs granted	71,427	1,364,422	$ 28.82
RSUs cancelled and forfeited	—	(52,329)	$ 29.68
RSUs outstanding at December 31, 2025	185,243	1,312,093	$ 27.77

RSUs were granted under the 2020 Plan during the year ended December 31, 2025. Following the effective date of the 2025 plan, no additional grants will be made under the 2020 Plan.

The Company recognized approximately $0.7 million of share based compensation expense during the year ended December 31, 2025, related to RSUs in which the time-based service and performance conditions were satisfied upon completion of the IPO. This expense was reflected in sales, general and administrative expense.

The total unrecognized stock-based compensation expense related to unvested RSUs in future periods was approximately $38.0 million and $1.7 million at December 31, 2025 and 2024. As of December 31, 2025, the Company anticipates this expense to be recognized over a weighted-average period of approximately 3.7 years.

During the years ended December 31, 2025 and 2024, the Company granted 1,435,849 and 2,666,664 RSUs, respectively, to several directors and employees. 44,822 of these RSUs vested upon completion of the IPO.

13. Income Taxes

The Company adopted ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, on a retrospective basis during the year ended December 31, 2025.

The income tax amount for each of the years ended December 31, 2025 and 2024, differs from the amount that would be expected after applying the statutory U.S. federal income tax rate primarily due to an increase in the valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation balance at December 31, 2025 and 2024.

Provision for Income Taxes

Loss before provision for income taxes, includes the components for the years ended December 31, 2025 and 2024, as follows (in thousands):

	2025	2024
Domestic	$ (34,058)	$ (35,548)
Foreign	(2,363)	(4,085)
Loss before provision for income taxes	$ (36,421)	$ (39,633)

For the years ended December 31, 2025 and 2024, the provision for income taxes consisted of the following (in thousands):

	2025	2024
Current:		
Federal	—	—
State	—	—
Foreign	40	28
Total current income tax expense	40	28
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
Total deferred income tax expense	—	—
Provision for income taxes	40	28

Deferred Tax Assets

The components of the deferred tax assets and liabilities at December 31, 2025 and 2024, are as follows (in thousands):

	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 47,207	$ 37,760
Depreciable assets	119	223
Intangible assets	1,046	843
Research and development capitalization	14,050	17,883
Inventory allowance	3,128	3,675
Accrued liabilities and other	3,196	1,787
Uniform capitalization	303	304
Sales return allowance	203	204
Warrants	407	1,019
Total deferred tax assets	69,659	63,698
Less: valuation allowance	(69,659)	(63,698)
Net deferred tax assets	—	—

As of December 31, 2025 and 2024, the Company had net operating loss carryforwards (NOL) of approximately $202.8 million and $160.5 million, respectively. For federal tax reporting purposes, NOL carryforwards of $51.6 million will expire in fiscal years 2032 through 2037 if not utilized prior to that time. The remaining $151.2 million carries forward indefinitely. As of December 31, 2025, the Company had $21.4 million foreign NOL carryforwards. The foreign NOL will begin to expire after 2026 if not utilized.

Utilization of NOL carryforwards may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL and other tax attributes before utilization. The NOL carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the NOL is utilized.

Uncertain Tax Position

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. At December 31, 2025, the Company has no unrecognized tax benefits. At December 31, 2024, the Company has no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

Effective Tax Rate

The following table presents the provision for income taxes and the effective tax rates for the years ended December 31, 2025 and 2024 (in thousands):

		2025			2024	
Net income before income taxes		(36,421)			(39,633)	
U.S. Federal benefit	$	(7,649)	21.0%	$	(8,323)	21.0%
State taxes, net of federal benefit	$	(77)	0.2%	$	(35)	0.1%
Permanent items						
Stock-based compensation		1,166	-3.2%		164	-0.4%
Transaction costs		629	-1.7%		73	-0.2%
Other permanent items		(65)	0.2%		(147)	0.4%
Foreign tax differential - Singapore						
Change in valuation allowance		608	-1.7%		1,299	-3.3%
Other		(50)	0.1%		(1,173)	3.0%
Foreign tax differential - Other		(21)	0.1%		—	0.0%
Other		76	-0.2%		(104)	0.3%
Change in valuation allowance - Other		5,423	-14.9%		8,274	-20.9%
Total	$	40	-0.1%	$	28	-0.1%

In accordance with ASC 740, the Company has recognized the effects of the new tax law in the period of enactment. Most or all the tax benefits under the One Big Beautiful Bill Act (OBBBA) relate to accelerated timing of tax deductions or benefits and will apply to future tax periods. Accordingly, the net effect of OBBBA did not have a material impact on the Company's effective tax rate for the period.

The Company continues to evaluate the impact of OBBBA on its consolidated financial statements and will update its estimates as additional guidance becomes available.

The income tax amount for each of the years ended December 31, 2025 and 2024 differs from the amount that would be expected after applying the statutory U.S. federal income tax rate primarily due to an increase in the valuation allowance. The effective tax rate was less than 1% for both the years ended December 31, 2025 and 2024. The provision for income taxes is primarily related to the foreign subsidiaries' local country obligations. There is no federal provision for income taxes as the Company has sufficient carryforward of net operating losses to offset any operating income earned since inception and has projected an operating loss in the current year.

The Company has established a valuation allowance equal to the net deferred tax assets due to uncertainties regarding the realization of the deferred tax assets based on the Company's lack of earnings history. The valuation allowance was $69.5 million and $63.7 million during the years ended December 31, 2025 and 2024, respectively, primarily due to net losses from operations.

The Company provides for U.S. income taxes of the earnings of its foreign subsidiaries to the extent required by the Tax Cuts and Jobs Act. However, the Company does not provide for withholding taxes on any portion of the undistributed earnings of its foreign subsidiaries because it intends to permanently reinvest those earnings indefinitely outside the United States. At the present time it is not practicable to estimate the amount of income or withholding taxes that might be payable if these earnings were repatriated.

The Company files foreign and U.S. federal and various state income tax returns. For U.S. federal and state income tax purposes, the statute of limitations currently remains open for the years ending December 31, 2019 to present. In addition, prior year NOL carryforwards, including those originated from 2010, that may be utilized in future years, may be subject to examination. The Company is not currently under examination by income tax authorities in any jurisdiction.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation balance at December 31, 2025 and December 31, 2024.

14. Related Party Transactions

The Company defines related parties as any party that controls or can significantly influence the management or operating policies of the Company to the extent that the Company may be prevented from fully pursuing its own interests, such as directors, executive officers, and stockholders, including those with a greater than 10% beneficial owner of the Company's capital, and their affiliates or immediate family members.

During the year ended December 31, 2025, an entity considered to be a related party exercised 424,033 common warrants for cash proceeds of $5.6 million. The proceeds were recorded within additional paid in capital.

During the year ended December 31, 2024 the Board of Directors approved the issuance of 238,931 warrants to purchase common stock to a related party for consulting services at an exercise price of $12.60 per share. The warrants were unexercised at December 31, 2025. In February 2026, the warrants were exercised and the Company received approximately $3.0 million.

15. Segment and Geographic Information

The Company's CODM is the CEO and reviews the financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM uses revenue, gross margin, operating expenses and net loss by its single operating and reportable segment to make strategic business decisions.

The following table sets forth the Company's disaggregation of operating expenses which were reviewed by the CODM for the years ended December 31, 2025 and 2024 (in thousands):

	2025		2024
Research and development	$	38,486	$	37,168
Sales and marketing		10,570		10,731
General and administrative		22,582		17,005
Total operating expenses	$	71,638	$	64,904

The following is a summary of net sales for the years ended December 31, 2025 and 2024, based on the country to which the Company's products were shipped, which may be different from the geographic locations of the ultimate end customers (in thousands):

	2025		2024
China		30,664		54,728
Taiwan		25,835		18,190
Singapore		7,306		—
Rest of the World*		8,709		3,149
Total	$	72,514	$	76,067

*Other countries individually less than 10%

The following illustrates property, equipment and software, net, and right-of-use assets, net by geographic locations based on physical location (in thousands):

	2025		2024
Taiwan	$	3,515	$	2,139
China		633		593
North America		593		786
Rest of the World*		34		26
Total	$	4,775	$	3,544

*Other countries individually less than 10%

16. Subsequent Events

On January 26, 2026, the Company completed a follow-on offering of 2,679,600 shares of common stock, at a public offering price of $31.00 per share, of which 2,636,651 shares were issued and sold by the Company and 42,949 shares were sold by certain selling stockholders. The Company received net proceeds of $76.8 million after deducting underwriting discounts and commissions of $4.9 million, but before offering expenses of approximately $1.5 million. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2025.

Background and Remediation of Material Weaknesses

Management identified a material weakness related to controls to address segregation of certain accounting duties and information technology controls in connection with the preparation of our consolidated financial statements for the year ended December 31, 2024. We concluded that the material weakness in our internal control over financial reporting occurred because we did not have the necessary business processes, systems, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

Remediation actions completed during the year ended December 31, 2025 included implementation of additional preventative and detective controls over segregation of duties related to journal entries. Specifically, the Company implemented system-enforced segregation of duties over manual journal entries that restrict the ability for a user to create and post their own manual journal entries. Additionally, the Company enhanced controls to restrict and monitor access to system functionality and added detective controls over privileged accounts.

Management performed testing of the design and operating effectiveness of these controls and concluded that they operated effectively for a sufficient period of time. Accordingly, management has concluded that the previously reported material weakness has been remediated as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Except with respect to the remediation measures described above, there have been no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

No director or officer (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K) during the quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Certain information required by Part III is omitted from this report because we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A related to our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") no later than 120 days after the end of our fiscal year, and certain information included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference to the information that will be set forth in the sections entitled "Election of Directors," "Executive Officers," "Corporate Governance and Board Matters" and "Delinquent Section 16(a) Reports" in our 2026 Proxy Statement.

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, which is available via the "Governance – Governance Documents – Code of Business Conducts and Ethics" link at https://ir.ambiq.com/. We intend to promptly disclose on our website or in a Current Report on Form 8-K in the future (i) the date and nature of any amendment (other than technical, administrative or other non-substantive amendments) to the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions and relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics that is granted to one of these specified individuals that relates to one or more of the elements of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, the name of such person who is granted the waiver and the date of the waiver.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the information that will be set forth in the sections entitled "Executive Compensation" and "Director Compensation" in our 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the information that will be set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" in our 2026 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the information that will be set forth in the sections entitled "Transactions with Related Persons and Indemnification" and "Corporate Governance and Board Matters—Independence of the Board of Directors" in our 2026 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the information that will be set forth in the section entitled "Ratification of Selection of Independent Registered Public Accounting Firm" in our 2026 Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. Financial Statements
   The consolidated financial statements are set forth within Item 8 of Part II of this Annual Report on Form 10-K.

2. Financial Statement Schedules: Ambiq Micro, Inc. and Subsidiaries
   All schedules were omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or the notes thereto.

3. Exhibits
   The exhibits listed below are filed or furnished as part of, or incorporated by reference into, this Annual Report on Form 10-K:

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-42766	3.1	July 31, 2025
3.2	Amended and Restated Bylaws of the Company	S-1/A	333-288497	3.6	July 21, 2025
4.1†	Description of Registration's Securities Registered Under Section 12 of the Securities Exchange Act of 1934				
4.2	Form of Common Stock Certificate of the Registrant.	S-1	333-288497	4.1	July 3, 2025
4.3	Eighth Amended and Restated Investor Rights Agreement, dated August 31, 2023, by and among the Registrant and certain of its stockholders.	S-1/A	333-288497	4.2	July 3, 2025
10.1+	Form of Indemnification Agreement.	S-1	333-288497	10.18	July 3, 2025
10.2+	Non-Employee Director Compensation Policy.	S-1	333-292843	10.2	January 21, 2026
10.3+	Ambiq Micro, Inc. 2010 Equity Incentive Plan, as amended.	S-1	333-288497	10.3	July 3, 2025
10.4+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2010 Equity Incentive Plan.	S-1	333-288497	10.4	July 3 ,2025
10.5+	Ambiq Micro, Inc. 2020 Equity Incentive Plan, as amended.	S-1	333-288497	10.5	July 3, 2025
10.6+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2020 Equity Incentive Plan.	S-1	333-288497	10.6	July 3, 2025
10.7+	Ambiq Micro, Inc. 2025 Equity Incentive Plan.	S-1/A	333-288497	10.7	July 3, 2025
10.8+	Forms of Incentive Stock Option Award Notice, Incentive Stock Option Award Agreement, Exercise Notice and Investment Representation Statement under the 2025 Equity Incentive Plan.	S-1/A	333-288497	10.8	July 3, 2025
10.9+	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the Registrant's 2025 Equity Incentive Plan.	S-8	333-289133	99.7	July 31, 2025
10.10+	Ambiq Micro, Inc. 2025 Employee Stock Purchase Plan.	S-8	333-289133	99.8	July 31, 2025
10.11+	Offer of Employment, dated September 25, 2015, between Sean Chen and the Company.	S-1	333-288497	10.10	July 3, 2025
10.12+	Offer of Employment, dated November 2, 2015, between Fumihide Esaka and the Company.	S-1	333-288497	10.11	July 3, 2025
10.13+	Offer of Employment, dated April 16, 2025, between Jeff Winzeler and the Company.	S-1	333-288497	10.12	July 3, 2025
10.14+	Offer of Employment, dated November 18, 2025, between Michele Connors and the Company.	S-1	333-292843	10.14	January 21, 2026
10.15	TSMC Master Technology License Agreement, dated as of January 27, 2011, by and between the Company and Taiwan Semiconductor Manufacturing Co., Ltd.	S-1	333-288497	10.13	July 3, 2025
10.16	Lease, dated November 11, 2016, by and between the Company and G&I VII River Place LP. and Confirmation of Lease Term, dated March 31, 2017, by and between the Company and G&I VII River Place LP.	S-1	333-288497	10.14	July 3, 2025

10.17	First Amendment to Lease, dated September 6, 2019, by and between the Company and G&I VII River Place LP.	S-1	333-288497	10.15	July 3, 2025
10.18	Second Amendment to Lease, dated December 11, 2020, by and between the Company and G&I River Place LP.	S-1	333-288497	10.16	July 3, 2025
10.19	Third Amendment to Lease, dated November 29, 2022, by and between the Company and G&I River Place LP.	S-1	333-288497	10.17	July 3, 2025
10.20†	Fourth Amendment to Lease, dated April 30, 2025, by and between the Company and G&I River Place LP.				
19.1†	Insider Trading Policy.				
21.1	Subsidiaries of the Registrant.	S-1	333-288497	21.1	July 3, 2025
23.1†	Consent of KPMG LLP, an Independent Registered Public Accounting Firm.				
24.1†	Power of Attorney (see signature page hereto)				
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1†	Incentive Compensation Recoupment Policy.				
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

+ Indicates management contract or compensatory plan.
* Furnished herewith.
† Filed herewith.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMBIQ MICRO, INC.

Date: March 5, 2026	By:	/s/ Fumihide Esaka
		Fumihide Esaka
		Chief Executive Officer
Date: March 5, 2026	By:	/s/ Jeffrey G. Winzeler
		Jeffrey G. Winzeler
		Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fumihide Esaka, Jeffrey Winzeler and Michele Connors, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Fumihide Esaka Fumihide Esaka	Chief Executive Officer and Director (*Principal Executive Officer*)	March 5, 2026
/s/ Jeffrey G. Winzeler Jeffrey G. Winzeler	Chief Financial Officer (*Principal Financial and Accounting Officer*)	March 5, 2026
/s/ Scott Hanson, Ph.D. Scott Hanson, Ph.D.	Director	March 5, 2026
/s/ Wen Hsieh, Ph.D. Wen Hsieh, Ph.D.	Director	March 5, 2026
/s/ Ker Zhang, Ph.D. Ker Zhang, Ph.D.	Director	March 5, 2026
/s/ Joseph Tautges Joseph Tautges	Director	March 5, 2026
/s/ Timothy Chen Timothy Chen	Director	March 5, 2026
/s/ Bernard B. Banks Bernard B. Banks	Director	March 5, 2026

To enable intelligence (artificial intelligence (AI) and beyond) everywhere by delivering the lowest power semiconductor solutions.





TIME Best Inventions of 2025 in Artificial Intelligence – SPOT Platform



Frost & Sullivan's 2025 Global Company of the Year Award for Leadership in Healthcare Semiconductor Solutions



Artificial Intelligence Excellence Awards 2025 for Edge AI Organization



Embedded Award for heartKIT – Artificial Intelligence



IoT Semiconductor Solution of the Year 2025

Board of Directors

Wen Hsieh, Ph.D.
Independent Director, Chairman

Bernard B. Banks, Ph.D.
Independent Director

Fumihide Esaka
Chief Executive Officer and Director

Joseph Tautges
Independent Director

Ker Zhang, Ph.D.
Independent Director

Scott Hanson, Ph.D.
Chief Technology Officer and Director

Timothy Chen
Independent Director

Executive Officers

Fumihide Esaka
Chief Executive Officer and Director

Sean Chen
President and Chief Operating Officer

Scott Hanson, Ph.D.
Chief Technology Officer and Director

Jeffrey Winzeler
Chief Financial Officer

Corporate Information

Stock Listing
Common stock traded on NYSE, symbol AMBQ

Legal Counsel
Cooley LLP
110 N. Wacker Drive
Suite 4200
Chicago, IL 60606

Independent Registered Public Accounting Firm
KPMG LLP
111 Congress Avenue
Suite 1900
Austin, TX 78701

Transfer Agent and Registrar
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Stock Data
As of April 13, 2026, there were 21,364,914 shares of common stock issued and outstanding.

Annual Meeting
The Ambiq Micro Inc. annual meeting will be held virtually on Monday June 8, 2026, at 10:00 a.m. Central Daylight Time. Please visit www.proxydocs.com/AMBQ for more details.
In order to attend, you must pre-register at www.proxydocs.com/AMBQ by 11:59 p.m. Eastern Daylight Time on June 7, 2026.

Investor Relations
For more information about Ambiq, please visit our website at www.ambiq.com, or contact:
Investor Relations
Teneo
280 Park Avenue, 4th Floor
New York, NY 10017
+1 212-915-4581
christina.coronios@teneo.com



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